Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Rogers Reports Strong Second Quarter 2007 Financial and Operating
    Results

    Consolidated Revenue Grows 16% to $2.5 Billion and Consolidated Operating
    Profit (as adjusted) Increases 20% to $898 Million;

    Wireless Postpaid ARPU Grows 8% Year-Over-Year, Postpaid Churn Falls to
    1.15% and Strong Postpaid Subscriber Growth Continues, while Solid
    Subscriber Net Additions Continue for Digital Cable, High-Speed Internet
    and Cable Telephony;

    Annual Dividend Increased from C$0.16 to C$0.50 per Share;

    Introduction of Cash Settlement Feature for Stock Options, Which Tax
    Efficiently Reduces Dilution, Results in $452 Million One-time Non-cash
    Charge

    TORONTO, July 31 /CNW/ - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2007.

    Financial highlights are as follows:

    <<
    -------------------------------------------------------------------------
    (In millions of
     dollars, except  Three months ended June 30,   Six months ended June 30,
     per share       --------------------------------------------------------
     amounts)          2007      2006     % Chg     2007      2006     % Chg
    -------------------------------------------------------------------------

    Operating
     revenue(1)      $ 2,527   $ 2,179       16   $ 4,825   $ 4,163       16
    Operating
     profit(2)           431       744      (42)    1,229     1,338       (8)
    Net income (loss)    (56)      279      n/m       114       292      (61)
    Net income (loss)
     per share:
      Basic          $ (0.09)  $  0.44      n/m   $  0.18   $  0.46      (61)
      Diluted          (0.09)     0.44      n/m      0.18      0.46      (61)

    As adjusted:(3)
      Operating
       profit        $   898   $   746       20   $ 1,697   $ 1,346       26
      Net income         277       280       (1)      448       298       50
      Net income
       per share:
        Basic        $  0.43   $  0.44       (2)  $  0.70   $  0.47       49
        Diluted         0.43      0.44       (2)     0.69      0.47       47
    -------------------------------------------------------------------------
    (1)  Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled "Reclassification of Wireless Equipment Sales and Cost of
         Sales" in our 2006 Annual MD&A for further details.
    (2)  Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles ("GAAP"). See the "Reconciliation of Operating Profit to
         Net Income for the Period" section for a reconciliation of operating profit to operating income and net income under Canadian GAAP and the "Key Performance Indicators and Non-GAAP Measures" section.

    (3)  The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash pre-tax charge upon adoption of $452 million in the second quarter of 2007. The "as adjusted"
         amounts, which are non-GAAP measures, exclude (i) the impact of this one-time non-cash charge, (ii) integration and restructuring costs of $15 million and $16 million for the three and six months ended
         June 30, 2007, respectively (2006 - $2 million and $8 million, respectively), and (iii) in respect of net income and net income per share, the loss on repayment of long-term debt of $47 million for the three and six months ended June 30, 2007. Adjusted net income and net income per share also excludes the related income tax impact of the above amounts. See "Supplementary Information" section for the details of the determination of the "as adjusted" amounts.
    n/m: not meaningful.

    Highlights of the second quarter of 2007 include the following:

    -   Generated continued strong double-digit quarterly top line and adjusted operating profit growth of 16% and 20%, respectively.

    -   Quarterly Wireless postpaid net additions were 133,000 compared to
        130,000 in the second quarter of 2006. Postpaid subscriber monthly churn fell to 1.15% versus 1.27% in the second quarter of 2006 and postpaid monthly ARPU (average revenue per user) increased 8%
        year-over-year to $72.65 driven in part by the 51% growth in data revenue.

    -   Cable and Telecom ended the quarter with 509,300 residential voice-over-cable telephony subscriber lines, with net additions of
        68,800 subscriber lines for the quarter of which approximately
        13,500 were migrations from the circuit-switched platform. The combined number of local telephony lines on both the cable telephony and circuit-switched platforms from Rogers Home Phone and Rogers
        Business Solutions reached 1,089,100.

    -   Digital cable households increased by 33,500 in the seasonally slow second quarter to reach a total of 1,237,100, while residential high-speed Internet subscribers grew by 21,100 to a total of
        1,363,500, and basic cable subscribers declined by 11,700 to a total of 2,266,300.

    -   Wireless decommissioned its older Time Division Multiple Access
        ("TDMA") and analog networks on May 31, 2007 following the successful migration of the vast majority of TDMA and analog customers onto its more advanced Global System for Mobile Communications ("GSM")
        network.

    -   Media announced an agreement under which it will acquire five Citytv television stations from CTVglobemedia. This acquisition, which replaces Media's previously announced agreement to acquire the
        A-Channel stations and certain specialty channels from CTVglobemedia, will give Rogers a significant broadcast television presence in the largest markets in Canada and is a natural complement to Media's existing television, radio and specialty channel assets.

    -   Cable and Telecom completed the acquisition of the remaining 80% of the outstanding shares of Futureway Communications Inc. ("Futureway")
        which it did not already own and the outstanding stock options.
        Futureway is a facilities based provider of telecommunications and high-speed Internet services operating in and around the Greater
        Toronto Area.

    -   Increased the annual dividend on RCI shares more than threefold from

        C$0.16 to C$0.50 per share reflecting the Board of Directors'
        continued confidence in the strategies that Rogers is employing to position itself as a rapidly growing and increasingly profitable communications company, while concurrently recognizing the importance of returning meaningful portions of the growing cash flows being generated by the business to shareholders.

    -   Introduced a cash settlement feature for outstanding employee stock options to tax efficiently deploy cash to mitigate dilution that would otherwise occur upon the exercise of options. The introduction of this cash settlement feature in the second quarter resulted in a one-time non-cash charge for accounting purposes of $452 million and a related future income tax benefit of $160 million.

    -   Successfully completed the amalgamation of RCI with its wholly owned
        Cable and Wireless holding company subsidiaries, with RCI assuming all the rights and obligations under the outstanding Cable and
        Wireless public debt indentures and swaps. As part of the
        amalgamation process, RCI entered into a new unsecured $2.4 billion bank credit facility. This amalgamation was effected principally to simplify the Company's corporate structure to enable the streamlining of reporting and compliance obligations.

    -   Wireless redeemed its US$550 million principal amount of Floating
        Rate Senior Notes due 2010 at the stipulated redemption price of
        102.00% and its US$155 million principal amount of 9.75% Senior
        Debentures due 2016 at a redemption price of 128.42%.
    >>

    "This was a quarter in which we delivered solid growth, greatly simplified our corporate structure and laid the groundwork for returning increasing amounts of cash to our shareholders," said Ted Rogers, President and CEO of Rogers Communications Inc. "While we have much to do in continuing to reinforce our services, I am confident that we are exceptionally well positioned to carry on our growth and success in the rapidly changing and highly competitive Canadian telecom, cable and media sectors."

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

    This management's discussion and analysis ("MD&A") should be read in conjunction with our 2006 Annual MD&A and our 2006 Annual Audited Consolidated
Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles ("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2006 Annual
Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States ("U.S.") GAAP for the year ended
December 31, 2006. This MD&A is current as of July 31, 2007.
    In this MD&A, the terms "we", "us", "our", and "the Company" refer to
Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

    <<
    -   "Wireless", which refers to our wireless communications operations, including Rogers Wireless Inc. ("RWI"), Rogers Wireless Partnership
        ("RWP") and Fido Inc. On July 1, 2007, RWI was amalgamated with
        Rogers Communications Inc. (see "Consolidated Liquidity and Capital
        Resources" section);

    -   "Cable and Telecom", which refers to our wholly owned cable and telecom subsidiaries, including Rogers Cable Inc. ("RCAB") and Rogers
        Cable Communications Inc. ("RCCI"). In January 2007, we completed a previously announced internal reorganization whereby the Cable and
        Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning in 2007, the Cable and Telecom operating segment is comprised of the following segments: Cable Operations, Rogers Business Solutions and Rogers
        Retail. Comparative figures have been reclassified to reflect this new segmented reporting. On July 1, 2007, RCAB was amalgamated with
        Rogers Communications Inc. (see "Consolidated Liquidity and Capital
        Resources" section); and

    -   "Media", which refers to our wholly owned subsidiary Rogers Media
        Inc. and its subsidiaries, including: Rogers Broadcasting, which owns
        Rogers Sportsnet, Radio stations, OMNI television, The Biography
        Channel Canada, G4TechTV Canada and The Shopping Channel; Rogers
        Publishing; and Rogers Sports Entertainment, which owns the Toronto
        Blue Jays and the Rogers Centre. In addition, Media holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales.

    "RCI" refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.
    Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

    SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

    -------------------------------------------------------------------------
    (In millions of
     dollars, except  Three months ended June 30,   Six months ended June 30,
     per share       --------------------------------------------------------
     amounts)          2007      2006     % Chg     2007      2006     % Chg
    -------------------------------------------------------------------------
    Operating revenue
      Wireless(1)    $ 1,364   $ 1,094       25   $ 2,595   $ 2,099       24

      Cable and
       Telecom
        Cable
         Operations      646       572       13     1,266     1,115       14
        Rogers Business
         Solutions       146       144        1       291       293       (1)
        Rogers Retail     93        72       29       184       153       20
        Corporate
         items and
         eliminations     (4)       (1)     n/m        (5)       (2)     n/m
                     --------------------------------------------------------
                         881       787       12     1,736     1,559       11
      Media              348       334        4       614       574        7
      Corporate
       items and
       eliminations      (66)      (36)      83      (120)      (69)      74
                     --------------------------------------------------------
    Total              2,527     2,179       16     4,825     4,163       16
                     --------------------------------------------------------
    Operating profit
     (loss)(2)(3)
      Wireless           614       486       26     1,192       891       34

      Cable and
       Telecom
        Cable
         Operations      130       214      (39)      361       415      (13)

        Rogers Business
         Solutions         2        18      (89)       (5)       31      n/m
        Rogers Retail     (9)        2      n/m        (8)        3      n/m
        Integration and
         restructuring
         costs           (15)       (1)     n/m       (16)       (4)     n/m
                     --------------------------------------------------------
                         108       233      (54)      332       445      (25)
      Media              (43)       52      n/m       (26)       65      n/m
      Corporate
       items and
       eliminations     (248)      (27)     n/m      (269)      (63)     n/m
                     --------------------------------------------------------
    Total                431       744      (42)    1,229     1,338       (8)
                     --------------------------------------------------------
    Other income and
     expense, net(4)     487       465        5     1,115     1,046        7
                     --------------------------------------------------------
    Net income
     (loss)          $   (56)  $   279      n/m   $   114   $   292      (61)
                     --------------------------------------------------------
                     --------------------------------------------------------
    Net income (loss)
     per share:(5)
      Basic          $ (0.09)  $  0.44      n/m   $  0.18   $  0.46      (61)
      Diluted          (0.09)     0.44      n/m      0.18      0.46      (61)

    Additions to
     property, plant
     and equipment
     ("PP&E")(3)
      Wireless       $   174   $   207      (16)  $   406   $   322       26

      Cable and
       Telecom
        Cable
         Operations      163       145       12       288       248       16
        Rogers
         Business
         Solutions        17        16        6        40        24       67
        Rogers Retail      4        1       n/m         7        2       n/m
                     --------------------------------------------------------
                         184       162       14       335       274       22
      Media               11        16      (31)       18        25      (28)
      Corporate(6)        12        18      (33)       16       122      (87)
                     --------------------------------------------------------
    Total            $   381   $   403       (5)  $   775   $   743        4
                     --------------------------------------------------------
                     --------------------------------------------------------

    As adjusted:(2)
      Operating
       profit(3)
        Wireless     $   660   $   487       36   $ 1,238   $   895       38

        Cable and
         Telecom
          Cable
           Operations    236       214       10       467       415       13
          Rogers
           Business
           Solutions       4        18      (78)       (3)       31      n/m
          Rogers Retail   (4)        2      n/m        (3)        3      n/m
                     --------------------------------------------------------
                         236       234        1       461       449        3

        Media             41        52      (21)       58        65      (11)
        Corporate
         items and
         eliminations    (39)      (27)      44       (60)      (63)      (5)
                     --------------------------------------------------------
    Total            $   898   $   746       20   $ 1,697   $ 1,346       26
                     --------------------------------------------------------
    Net income       $   277   $   280       (1)  $   448   $   298       50
    Net income per
     share:
      Basic          $  0.43   $  0.44       (2)  $  0.70   $  0.47       49
      Diluted           0.43      0.44       (2)     0.69      0.47       47
    -------------------------------------------------------------------------
    (1) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (2) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash pre-tax charge upon adoption of $452 million in the second quarter of 2007. The "as adjusted"
        amounts, which are non-GAAP measures, exclude (i) the impact of this one-time non-cash charge, (ii) integration and restructuring costs of
        $15 million and $16 million for the three and six months ended
        June 30, 2007, respectively (2006 - $2 million and $8 million, respectively), and (iii) in respect of net income and net income per share, the loss on repayment of long-term debt of $47 million for the three and six months ended June 30, 2007. Adjusted net income and net income per share also excludes the related income tax impact of the above amounts. See "Supplementary Information" section for the details of the determination of the "as adjusted" amounts.
    (3) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section. Operating profit includes Rogers Retail store closure expenses of $5 million for the six months ended June 30,
        2006.
    (4) See the "Reconciliation of Operating Profit to Net Income (Loss) for
        the Period" section for details of these amounts.
    (5) Certain prior year amounts have been reclassified to conform to the current year presentation.
    (6) Corporate additions to PP&E for the six months ended June 30, 2006 includes $105 million for RCI's purchase of real estate in Brampton,
        Ontario.
    >>

    For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

    Stock-based Compensation Expense

    On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights ("SARs") to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the
Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked to market each period. The intrinsic value is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. As a result of this amendment, we recorded a liability of $502 million, a one-time non-cash charge upon adoption of $452 million to revalue the outstanding options at May 28, 2007 and a

$50 million decrease in contributed surplus. In addition, a future income tax recovery of $160 million was recorded on May 28, 2007.
    Previously, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant. Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which was generally the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter.
During the second quarter of 2007, up to May 28, 2007, we recorded stock-based compensation expense of $4 million under this method. Subsequent to May 28,
2007, the liability for stock-based compensation expense is recorded based on the intrinsic value of the options and the expense is related to the change in the price of our Class B Non-Voting shares during the period. For the period from May 28, 2007 to June 30, 2007, stock-based compensation expense under this method, excluding the one-time non-cash charge upon adoption, was
$28 million, resulting in an aggregate stock-based compensation expense in the second quarter of 2007 of $32 million.
    A summary of stock-based compensation expense is as follows:

    <<
                      -------------------------------------------------------
                                        Stock-based Compensation Expense
                                       Included in Operating, General and
                                            Administrative Expenses
                                   ------------------------------------------
                         One-time     Three months           Six months
    ------------------   Non-cash     ended June 30,        ended June 30,
    (In millions       Charge Upon ------------------------------------------
     of dollars)         Adoption     2007       2006       2007       2006
    -------------------------------------------------------------------------

    Wireless             $    46    $     4    $     3    $     7    $     7
    Cable and Telecom        113          7          3         10          5
    Media                     84          4          1          6          2
    Corporate                209         17          3         24          9
                      -------------------------------------------------------
                         $   452    $    32    $    10    $    47    $    23
    -------------------------------------------------------------------------
    >>

    As of June 30, 2007, based on the number of stock options outstanding and their remaining vesting periods, the impact on stock-based compensation expense of a $1 change in the market value of an RCI Class B Non-Voting share is approximately $16 million.

    Reconciliation of Operating Profit to Net Income (Loss) for the Period

    The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income(loss) for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Interim Consolidated Financial
Statements entitled "Segmented Information".

    <<
    -------------------------------------------------------------------------
                      Three months ended June 30,   Six months ended June 30,
    (In millions of  --------------------------------------------------------
     dollars)          2007      2006     % Chg     2007      2006     % Chg
    -------------------------------------------------------------------------

    Operating
     profit(1)(2)    $   431   $   744      (42)  $ 1,229   $ 1,338       (8)

    Depreciation and
     amortization       (398)     (395)       1      (798)     (781)       2
                     --------------------------------------------------------
    Operating income(2)   33       349      (91)      431       557      (23)
    Interest expense
     on long-term debt  (152)     (155)      (2)     (301)     (316)      (5)
    Foreign exchange
     gain                 42        45       (7)       52        41       27
    Loss on repayment
     of long-term debt   (47)        -      n/m       (47)        -      n/m
    Change in the fair
     value of derivative
     instruments         (22)      (33)     (33)      (26)      (30)     (13)
    Other income           3         5      (40)        4         7      (43)
    Income tax
     recovery             87        68       28         1        33      (97)
                     --------------------------------------------------------
    Net income
     (loss)          $   (56)  $   279      n/m   $   114   $   292      (61)
                     --------------------------------------------------------

    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section.
    (2) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge upon adoption of
        $452 million in the second quarter of 2007 which is included in operating profit.
    >>

    Depreciation and Amortization Expense

    The increases in depreciation and amortization expense for the three and six months ended June 30, 2007 as compared to the corresponding periods in
2006 primarily reflects the depreciation on property, plant and equipment additions.

    Operating Income

    The decrease in our operating income compared to the corresponding periods of the prior year is primarily due to the $452 million one-time non-cash charge upon adoption related to the introduction of a cash settlement feature for employee stock options. Excluding this one-time charge, and excluding integration and restructuring costs, operating income was
$500 million and $899 million, for the three and six months ended June 30,
2007, respectively, compared to $351 million and $565 million in the corresponding periods of 2006. See the section entitled "Operating Unit
Review" for a detailed discussion of operating unit results.

    Interest on Long-Term Debt

    Interest expense decreased by $3 million and $15 million, respectively, for the three and six months ended June 30, 2007 compared to the corresponding periods in 2006. The decrease in interest expense is primarily due to the
$491 million decrease in debt as at June 30, 2007 compared to June 30, 2006, including the impact of cross-currency interest rate exchange agreements.
    This decrease in debt was largely the result of the July 2006 repayment at maturity of Wireless' $22 million mortgage, the February 2007 repayment at maturity of Cable and Telecom's $450 million 7.60% Senior Notes due 2007, the
May 2007 redemption of Wireless' US$550 million Floating Rate Senior Notes due
2010 and the June 2007 redemption of Wireless' US$155 million 9.75% Senior
Debentures due 2016. These repayments were partially offset by the
$814 million net increase in bank debt as at June 30, 2007 compared to

June 30, 2006.
    In addition, the February 2006 repayment at maturity of RCI's $75 million
10.50% Senior Notes due 2006 and the June 2006 repayment at maturity of
Wireless' $160 million 10.50% Senior Notes due 2006 also contributed to the year-over-year reduction in interest expense.

    Foreign Exchange Gain

    During the three months ended June 30, 2007, the Canadian dollar strengthened by 8.92 cents versus the U.S. dollar. This resulted in a foreign exchange gain of $42 million during the three months ended June 30, 2007 related to U.S. dollar-denominated long-term debt not hedged for accounting purposes. During the corresponding period of 2006, we recognized a foreign exchange gain of $45 million related to long-term debt not hedged for accounting purposes given a 5.1 cent increase in the Canadian dollar in this period. During the six months ended June 30, 2007, the Canadian dollar strengthened by 10 cents compared to 4.8 cents in the corresponding period of
2006.

    Loss on Repayment of Long-Term Debt

    During the three and six months ended June 30, 2007, we redeemed
Wireless' US$155 million 9.75% Senior Debentures due 2016 and Wireless'
US$550 million 9.75% Senior Notes due 2010. These redemptions resulted in a loss on repayment of long-term debt of $47 million for the three and six months ended June 30, 2007, including aggregate redemption premiums of
$59 million offset by a write-off of a previously recorded fair value increment arising from purchase accounting of $12 million.

    Change in Fair Value of Derivative Instruments

    The changes in fair value of the derivative instruments in the three and six months ended June 30, 2007 were primarily the result of the changes in the
Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

    Income Taxes

    As illustrated in the table below, our effective tax rate for the three and six month periods ended June 30, 2007 was 60.8% and (0.9%), respectively.
The effective tax rates differed from the 2007 statutory tax rate of 35.8% due primarily to the $25 million future income tax recovery recorded with respect to the Videotron termination payment to reverse a charge recorded by us in
2006 (see Note 11 of our Unaudited Interim Consolidated Financial Statements).
In addition, we recorded a future income tax recovery associated with the reclassification of contributed surplus upon the introduction of a cash settlement feature for employee stock options (see section entitled
"Stock-based Compensation Expense"). The 2006 effective tax rate was less than the 2006 statutory rate of 35.8% due primarily to a decrease in the valuation allowance recorded in respect of non-capital losses.

    <<
    -------------------------------------------------------------------------
                                    Three months ended     Six months ended
                                  -------------------------------------------
                                    June 30,   June 30,   June 30,   June 30,
    (In millions of dollars)          2007       2006       2007       2006
    -------------------------------------------------------------------------

    Statutory income tax rate         35.8%      35.8%      35.8%      35.8%
    -------------------------------------------------------------------------

    Income (loss) before income
     taxes                         $   (143)  $    211   $    113   $    259

    Income tax expense (recovery)
     at statutory income tax rate
     on income before income taxes $    (51)  $     76   $     40   $     93
    Increase (decrease) in income
     taxes resulting from:
      Stock-based compensation          (24)         3        (19)         7
      Videotron termination payment     (25)         -        (25)         -
      Change in the valuation
       allowance for future
       income taxes                       -       (150)         -       (129)
      Other items                        13          3          3         (4)
                                  -------------------------------------------
    Income tax recovery            $    (87)  $    (68)  $     (1)  $    (33)
    -------------------------------------------------------------------------

    Effective income tax rate         60.8%     (32.2%)     (0.9%)    (12.7%)
    -------------------------------------------------------------------------
    >>

    Net Income (Loss) and Net Income (Loss) Per Share

    As a result of the changes discussed above, we recorded a net loss of
$56 million for the three months ended June 30, 2007, or basic and diluted loss per share of $0.09, compared to net income of $279 million or basic and diluted earnings per share of $0.44 in the corresponding period in 2006. For the six months ended June 30, 2007 we recorded net income of $114 million or basic and diluted earnings per share of $0.18, compared to net income of $292 million or basic and diluted earnings per share of $0.46 in the corresponding period of 2006.

    <<
    OPERATING UNIT REVIEW

    WIRELESS
    --------
    Summarized Wireless Financial Results

    -------------------------------------------------------------------------
    (In millions      Three months ended June 30,   Six months ended June 30,
     of dollars,     --------------------------------------------------------
     except margin)     2007      2006    % Chg      2007      2006    % Chg
    -------------------------------------------------------------------------

    Operating revenue
    Postpaid         $ 1,207   $ 1,002       20   $ 2,311   $ 1,909       21
      Prepaid             67        49       37       128        96       33
      One-way
       messaging           3         4      (25)        7         7        -
                     --------------------------------------------------------
      Network revenue  1,277     1,055       21     2,446     2,012       22
      Equipment
       sales(1)           87        39      123       149        87       71
                     --------------------------------------------------------
    Total operating
     revenue           1,364     1,094       25     2,595     2,099       24
                     --------------------------------------------------------

    Operating expenses
      Cost of
       equipment
       sales(1)          173       133       30       317       281       13

      Sales and
       marketing
       expenses          146       138        6       286       266        8
      Operating,
       general and
       administrative
       expenses(2)       385       337       14       754       661       14
      Stock option plan
       amendment(3)       46         -      n/m        46         -      n/m
                     --------------------------------------------------------
    Total operating
     expenses            750       608       23     1,403     1,208       16

                     --------------------------------------------------------
    Operating
     profit(4)(5)    $   614   $   486       26   $ 1,192   $   891       34
                     --------------------------------------------------------
                     --------------------------------------------------------

    As adjusted:(3)
      Total operating
       expenses      $   704   $   607       16   $ 1,357   $ 1,204       13
      Operating
       profit(4)(5)      660       487       36     1,238       895       38
      Operating profit
       margin as % of
       network
       revenue(5)      51.7%     46.2%              50.6%     44.5%

    Additions to
     property, plant
     and equipment
     ("PP&E")(5)     $   174   $   207      (16)  $   406   $   322       26

    -------------------------------------------------------------------------

    (1) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (2) For the details of stock-based compensation expense included in operating, general and administrative expenses, see the section entitled "Stock-based Compensation Expense".
    (3) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge upon adoption at
        Wireless of $46 million in the second quarter of 2007. The "as adjusted" amounts, which are non-GAAP measures, exclude the impact of this expense and also exclude integration expenses of $1 million and
        $4 million for the three and six months ended June 30, 2006, respectively. See "Supplementary Information" section.
    (4) Operating profit includes a loss of $9 million and $15 million related to the Inukshuk wireless broadband initiative for the three and six months ended June 30, 2007, respectively, and a loss of
        $5 million and $8 million for the three and six months ended June 30,
        2006, respectively.
    (5) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.

    Summarized Wireless Subscriber Results

    -------------------------------------------------------------------------
    (Subscriber statistics in                 Three months ended June 30,
     thousands, except ARPU,          ---------------------------------------
     churn and usage)                     2007      2006       Chg     % Chg
    -------------------------------------------------------------------------

    Postpaid
      Gross additions                    322.3     318.2       4.1         1
      Net additions                      133.0     130.0       3.0         2
      Adjustment to postpaid
       subscriber base(1)                (64.9)        -     (64.9)        -
      Total postpaid retail
       subscribers
      Average monthly revenue per
       user ("ARPU")(2)               $  72.65  $  67.26  $   5.39         8
      Average monthly usage (minutes)      576       561        15         3
      Monthly churn                      1.15%     1.27%    (0.12%)       (9)
    Prepaid
      Gross additions                    155.5     138.4      17.1        12
      Net additions (losses)               5.4     (15.9)     21.3         -
      Adjustment to prepaid subscriber
       base(1)                           (25.5)        -     (25.5)        -
      Total prepaid retail
       subscribers
      ARPU(2)                         $  16.36  $  12.57  $   3.79        30
      Monthly churn                      3.68%     3.97%    (0.29%)       (7)

    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (Subscriber statistics in                 Six months ended June 30,
     thousands, except ARPU,          ---------------------------------------
     churn and usage)                     2007      2006       Chg     % Chg
    -------------------------------------------------------------------------

    Postpaid
      Gross additions                    607.5     621.8     (14.3)       (2)
      Net additions                      227.5     219.6       7.9         4
      Adjustment to postpaid
       subscriber base(1)                (64.9)        -     (64.9)        -
      Total postpaid retail
       subscribers                     5,560.8   5,037.8     523.0        10
      Average monthly revenue per
       user ("ARPU")(2)               $  70.18  $  64.75  $   5.43         8
      Average monthly usage (minutes)      555       541        14         3
      Monthly churn                      1.16%     1.37%    (0.21%)      (15)
    Prepaid
      Gross additions                    299.7     264.9      34.8        13
      Net additions (losses)              (3.3)    (56.8)     53.5       (94)
      Adjustment to prepaid subscriber
       base(1)                           (25.5)        -     (25.5)        -
      Total prepaid retail
       subscribers                     1,351.3   1,293.0      58.3         5
      ARPU(2)                         $  15.58  $  12.12  $   3.46        29
      Monthly churn                      3.69%     4.08%    (0.39%)      (10)

    -------------------------------------------------------------------------

    (1) During the second quarter of 2007, Wireless decommissioned its TDMA and analog networks and simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 64,900 subscribers from
        Wireless' postpaid subscriber base and the removal of approximately
        25,500 subscribers from Wireless' prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.

    (2) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section. As calculated in the "Supplementary Information"
        section.
    >>

    Wireless Network Revenue

    The increases in network revenue for the three and six months ended
June 30, 2007 compared to the corresponding periods of the prior year were driven by the continued growth of Wireless' postpaid subscriber base and improvements in postpaid average monthly revenue per user ("ARPU"). The year-
over-year increase in postpaid ARPU reflects the impact of higher data revenue, as well as increased long-distance and roaming revenue. As Canada's only GSM provider, Wireless has experienced strong roaming revenues from subscribers travelling outside of Canada as well as strong growth in inbound roaming revenues from travellers to Canada who utilize Wireless' network.
    Prepaid revenue increased significantly as a result of increased ARPU and a larger subscriber base. The year-over-year improvement in ARPU is a result of changes in Wireless' prepaid offerings, including unlimited evenings and weekend plans and increased data usage.
    Wireless' success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities, the continued
commitment to customer care, as well as the increased network density and improvements to coverage quality. Prepaid churn and net losses have improved in the first six months of 2007 due to marketing changes and investments in retention programs.
    During the three and six months ended June 30, 2007, wireless data revenue increased by 51% and 47%, respectively, over the corresponding periods in 2006 and totalled $167 million and $308 million, respectively. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the three and six months ended June 30, 2007, data revenue represented approximately 13% of total network revenue, respectively, compared to 10% in the corresponding periods last year.

    Wireless Equipment Sales

    The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher average prices of handsets.

    Wireless Operating Expenses

    <<
    -------------------------------------------------------------------------
    (In millions of
     dollars, except  Three months ended June 30,   Six months ended June 30,
     per subscriber  --------------------------------------------------------
     statistics)        2007      2006    % Chg      2007      2006     % Chg
    -------------------------------------------------------------------------
    Operating expenses
      Cost of equipment
       sales(1)      $   173   $   133       30   $   317   $   281       13
      Sales and
       marketing
       expenses          146       138        6       286       266        8
      Operating,
       general and
       administrative
       expenses(2)       385       337       14       754       661       14

      Stock option
       plan
       amendment(3)       46         -      n/m        46         -      n/m
                     --------------------------------------------------------
    Total operating
     expenses        $   750   $   608       23   $ 1,403   $ 1,208       16
                     --------------------------------------------------------
                     --------------------------------------------------------

    As adjusted:(3)
      Total operating
       expenses      $   704   $   607       16   $ 1,357   $ 1,204       13
      Average monthly
       operating
       expense per
       subscriber
       before sales
       and marketing
       expenses(4)   $ 20.47   $ 20.01        2   $ 20.39   $ 19.84        3

    Sales and
     marketing costs
     per gross
     subscriber
     addition(4)     $   385   $   397       (3)  $   386   $   403       (4)

    -------------------------------------------------------------------------

    (1) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (2) For the details of stock-based compensation expense included in operating, general and administrative expenses, see the section entitled "Stock-based Compensation Expense".
    (3) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge upon adoption at
        Wireless of $46 million in the second quarter of 2007. The "as adjusted" amounts, which are non-GAAP measures, exclude the impact of this expense and also exclude integration expenses of $1 million and
        $4 million for the three and six months ended June 30, 2006, respectively. See "Supplementary Information" section.
    (4) As defined. See the "Key Performance Indicator and Non-GAAP
        Measures" section. As calculated in the "Supplementary Information"
        section. Excludes one-time non-cash expense related to the introduction of a cash settlement feature for employee stock options and also excludes integration expenses.
    >>

    Cost of equipment sales increased for the three and six months ended
June 30, 2007 compared to the corresponding periods of the prior year primarily as a result of higher retention activity, as well as the increased average cost of more sophisticated handsets.
    The increase in sales and marketing expenses for the three and six months ended June 30, 2007 compared to the corresponding period of the prior year was primarily related to marketing efforts targeted at acquiring higher value postpaid customers on longer term contracts. In addition, increased competition due to wireless number portability ("WNP"), marketing activity related to the new Rogers VISION suite of high-speed services and the introduction of the BlackBerry Curve drove the increase.
    Growth in the Wireless subscriber base drove increases in operating, general and administrative expenses in the three and six months ended June 30,
2007, compared to the corresponding periods of the prior year. These increases were reflected in higher retention spending, costs to support increased usage of data and roaming services, and increases in network operating expenses to accommodate the larger subscriber base. Customer care costs also increased as a result of the decommissioning of the TDMA network and WNP. These costs were partially offset by savings related to operating and scale efficiencies across various functions.
    Total retention spending, including subsidies on handset upgrades, has increased to $92 million and $191 million in the three and six months ended
June 30, 2007, respectively, compared to $86 million and $164 million, respectively, in the corresponding periods of the prior year due to a larger subscriber base which resulted in higher volumes of handset upgrades, as well as the introduction of WNP in March 2007. Retention spending also increased due to the transition of customers to Wireless' more advanced GSM service from the older generation TDMA and analog networks which were turned down in
May 2007.

    Wireless Operating Profit

    The strong year-over-year growth in operating profit, excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for employee stock options, was the result of the significant growth in network revenue. As a result, Wireless' operating profit margins, excluding the impact of this one-time non-cash expense and excluding integration expenses, increased to 51.7% and 50.6% for the three and six months ended June 30, 2007, respectively, compared to 46.2% and 44.5% in the corresponding periods in 2006.
    The operating loss related to the fixed wireless initiative, which includes the Inukshuk joint venture and internal spending on the initiative, is included in Wireless' operating profit. During the three and six months ended June 30, 2007, the fixed wireless initiative recorded an operating loss of $9 million and $15 million, respectively, compared to an operating loss of
$5 million and $8 million, for the three and six months ended June 30, 2006.

    Wireless Additions to Property, Plant and Equipment

    Wireless additions to PP&E are classified into the following categories:

    <<
    -------------------------------------------------------------------------
                      Three months ended June 30,   Six months ended June 30,
    (In millions     --------------------------------------------------------
     of dollars)        2007      2006    % Chg      2007      2006    % Chg
    -------------------------------------------------------------------------

    Additions to PP&E
      Network
       - capacity    $    42   $    50      (16)  $    83   $    88       (6)
      Network
       - other            25        24        4        41        31       32
      High Speed
       Downlink Packet
       Access ("HSDPA")   74       104      (29)      223       120       86
      Information and
       technology and
       other              30        16       88        51        33       55
      Inukshuk             3        13      (77)        8        50      (84)
                     --------------------------------------------------------
    Total additions
     to PP&E         $   174   $   207      (16)  $   406   $   322       26
    -------------------------------------------------------------------------
    >>

    The $174 million and $406 million of additions to PP&E for the three and six months ended June 30, 2007, respectively, reflect spending on network capacity on the GSM and HSDPA networks and technology enhancements. Other network-related additions to PP&E in the three and six months ended June 30,
2007 primarily reflect technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment spending. The reduction in expenditures related to the Inukshuk wireless broadband initiative is a result of start-up costs incurred in 2006 to deploy infrastructure in the largest Canadian markets.

    CABLE AND TELECOM
    -----------------
    Summarized Cable and Telecom Financial Results

    <<
    -------------------------------------------------------------------------
    (In millions      Three months ended June 30,   Six months ended June 30,
     of dollars,     --------------------------------------------------------
     except margin)   2007(1)   2006(2)   % Chg    2007(1)   2006(2)   % Chg
    -------------------------------------------------------------------------

    Operating revenue
      Cable
       Operations(3) $   646   $   572       13   $ 1,266   $ 1,115       14
      Rogers Business
       Solutions         146       144        1       291       293       (1)
      Rogers Retail       93        72       29       184       153       20
      Intercompany
       eliminations       (4)       (1)     n/m        (5)       (2)     n/m
                     --------------------------------------------------------
    Total operating
     revenue             881       787       12     1,736     1,559       11

    Operating profit
     (loss)(4)(5)
      Cable
       Operations(3)     130       214      (39)      361       415      (13)
      Rogers Business
       Solutions           2        18      (89)       (5)       31      n/m
      Rogers Retail(6)    (9)        2      n/m        (8)        3      n/m
      Integration and
       restructuring
       costs(7)          (15)       (1)     n/m       (16)       (4)     n/m
                     --------------------------------------------------------
    Total operating
     profit          $   108   $   233      (54)  $   332   $   445      (25)
                     --------------------------------------------------------
                     --------------------------------------------------------

    As adjusted:(5)
      Operating profit
       (loss)
        Cable
         Operat-
         ions(3)     $   236   $   214       10   $   467   $   415       13
        Rogers
         Business
         Solutions         4        18      (78)       (3)       31      n/m
        Rogers
         Retail(6)        (4)        2      n/m        (3)        3      n/m
                     --------------------------------------------------------
      Total operating
       profit        $   236   $   234        1   $   461   $   449        3
                     --------------------------------------------------------

      Operating profit
       (loss) margin(4)
        Cable
         Operat-
         ions(3)       36.5%     37.4%              36.9%     37.2%
        Rogers
         Business
         Solutions      2.7%     12.5%              (1.0%)    10.6%
        Rogers
         Retail(6)     (4.3%)     2.8%              (1.6%)     2.0%

    Additions to
     PP&E(4)
      Cable
       Operations(3) $   163   $   145       12   $   288   $   248       16
      Rogers Business
       Solutions          17        16        6        40        24       67
      Rogers Retail        4         1      n/m         7         2      n/m
                     --------------------------------------------------------
    Total additions
     to PP&E         $   184   $   162       14   $   335   $   274       22

    -------------------------------------------------------------------------

    (1) The operating results of Futureway Communications Inc. ("Futureway")
        are included in Cable and Telecom's results of operations from the date of acquisition on June 22, 2007 to June 30, 2007. The inclusion of Futureway did not have a significant impact on the results of
        Cable and Telecom.
    (2) Certain prior year amounts have been reclassified to conform to the current year presentation.
    (3) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
    (4) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.
    (5) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge upon adoption at Cable and Telecom of $113 million in the second quarter of 2007. The "as adjusted" amounts, which are non-GAAP measures, exclude the impact of this expense and also exclude integration and restructuring costs of
        $15 million and $16 million for the three and six months ended
        June 30, 2007, respectively (2006 - $1 million and $4 million, respectively). See "Supplementary Information" section.
    (6) Rogers Retail operating expenses for the six months ended June 30,
        2006 include a charge of $5 million related to the closure of 21 stores.
    (7) Costs incurred relate to the integration of the operations of Call-
        Net Enterprises Inc. and the restructuring of Rogers Business
        Solutions.
    >>

    Total operating revenue for the three and six months ended June 30, 2007 increased $94 million or 12%, and $177 million or 11%, respectively, from the corresponding periods in 2006. Total operating profit for the three and six months ended June 30, 2007, excluding the impact of the one-time non-cash charge from the introduction of a cash settlement feature for employee stock options, and integration and restructuring costs, increased $2 million, or 1%, to $236 million, and $12 million, or 3%, to $461 million from the corresponding periods of the prior year. See the following segment discussions for a detailed discussion of operating results.

    CABLE OPERATIONS

    Summarized Financial Results

    <<
    -------------------------------------------------------------------------
    (In millions      Three months ended June 30,   Six months ended June 30,
     of dollars,     --------------------------------------------------------
     except margin)     2007    2006(1)   % Chg      2007    2006(1)   % Chg
    -------------------------------------------------------------------------

    Operating revenue
    Core Cable       $   384   $   354        8   $   757   $   696        9
      Internet           152       131       16       295       253       17
      Rogers Home
       Phone             110        87       26       214       166       29
                     --------------------------------------------------------
    Total Cable
     Operations
     operating revenue   646       572       13     1,266     1,115       14

    Operating expenses
      Sales and
       marketing
       expenses           61        54       13       122       101       21
      Operating,
       general and
       administrative
       expenses(2)       349       304       15       677       599       13
      Stock option plan
       amendment(3)      106         -      n/m       106         -      n/m
                     --------------------------------------------------------
    Total Cable
     Operations
     operating
     expenses            516       358       44       905       700       29

                     --------------------------------------------------------
    Cable Operations
     operating
     profit(3)(4)    $   130   $   214      (39)  $   361   $   415      (13)
                     --------------------------------------------------------
                     --------------------------------------------------------

    As adjusted(3)
      Total Cable
       Operations
       operating
       expenses      $   410   $   358       15   $   799   $   700       14
      Cable Operations
       operating
       profit(4)         236       214       10       467       415       13
      Cable Operations
       operating
       profit
       margin(4)       36.5%     37.4%              36.9%     37.2%

    -------------------------------------------------------------------------

    (1) Certain prior year amounts have been reclassified to conform with the current year presentation.
    (2) For the details of stock-based compensation expense included in operating, general and administrative expenses, see the section entitled "Stock-based Compensation Expense".
    (3) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge upon adoption at Cable
        Operations of $106 million in the second quarter of 2007. The "as adjusted" amounts, which are non-GAAP measures, exclude the impact of this expense. See "Supplementary Information" section.

    (4) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.

    Summarized Subscriber Results

    -------------------------------------------------------------------------
    (Subscriber
     statistics in   Three months ended June 30,   Six months ended June 30,
     thousands,     ---------------------------------------------------------
     except ARPU)       2007    2006(5)     Chg      2007    2006(5)     Chg
    -------------------------------------------------------------------------

    Cable homes
     passed          3,515.2   3,428.3     86.9   3,515.2   3,428.3     86.9

    Basic Cable
      Net losses       (11.7)     (6.3)    (5.4)    (10.8)    (10.0)    (0.8)
      Total Basic
       Cable
       subscribers                                2,266.3   2,253.8     12.5
      Core Cable
       ARPU(1)      $  56.34  $  52.25  $  4.09  $  55.45  $  51.37  $  4.08

    High-speed
     Internet
      Net additions     21.1      21.6     (0.5)     63.2      62.0      1.2
      Total internet
       subscribers
       (residen-
       tial)(2)                                   1,363.5   1,198.2    165.3
      Internet
       ARPU(1)      $  36.87  $  35.97  $  0.90  $  36.33  $  35.12  $  1.21

    Digital Cable
      Terminals, net
       additions        60.9      64.5     (3.6)    180.5     147.6     32.9
      Terminals in
       service                                    1,677.9   1,287.2    390.7
      Households,
       net additions    33.5      38.9     (5.4)    103.1      88.9     14.2
      Households                                  1,237.1   1,002.2    234.9

    Cable telephony
     subscriber lines
      Net additions(3)  68.8      68.0      0.8     143.4     116.8     26.6
      Total Cable
       telephony
       subscriber
       lines                                        509.3     164.7    344.6

    Circuit-switched
     subscriber lines
      Net losses and
       migrations(3)   (10.2)    (20.1)     9.9     (26.5)     (8.7)   (17.8)
      Total circuit-
       switched
       subscriber
       lines(2)                                     360.8     382.0    (21.2)

    Total Rogers Home
     Phone subscriber
     lines
      Net additions     58.6      47.9     10.7     116.9     108.1      8.8

      Total Rogers
       Home subscriber
       lines(2)                                     870.1     546.7    323.4

    Revenue generating
     units ("RGUs")(4)
      Net additions    101.5     102.1     (0.6)    272.4     249.0     23.4
      Total revenue
       generating
       units(2)                                   5,737.0   5,000.9    736.1
    -------------------------------------------------------------------------
    (1) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.
    (2) Included in total subscribers at June 30, 2007 are approximately
        3,700 high-speed Internet subscribers and 37,900 circuit-switched telephony subscriber lines, representing 41,600 RGUs, acquired from
        Futureway. These subscribers are not included in net additions for the three and six months ended June 30, 2007.
    (3) Includes approximately 13,500 and 31,900 migrations from circuit-
        switched to cable telephony for the three and six months ended
        June 30, 2007, respectively, and 9,000 migrations from circuit-
        switched to cable telephony for the three and six months ended
        June 30, 2006.
    (4) RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers
        Home Phone subscribers.
    (5) Certain prior year amounts have been reclassified to conform to the current year presentation.
    >>

    Core Cable Revenue

    The increases in Core Cable revenue for the three and six months ended
June 30, 2007 reflect price increases, the growth in basic subscribers compared to the prior year and the growing penetration of our digital cable products. The price increases on service offerings, effective March 2006 and
2007, contributed to Core Cable revenue growth by approximately $12 million and $26 million, for the three and six months ended June 30, 2007, respectively. The remaining increase in revenue of approximately $18 million and $35 million for the three and six months ended June 30, 2007, respectively, is primarily related to the impact of the growth in digital subscribers.
    The digital cable subscriber base has grown by 23% from June 30, 2006 to
June 30, 2007. This represents a 55% penetration of basic cable customers.
Strong demand for high-definition and personal video recorder subscriber equipment combined with Cable and Telecom's Personal TV and the new VIP package marketing campaigns were contributors to the growth in Cable and
Telecom's digital subscriber base of 33,500 and 103,100 households in the three and six months ended June 30, 2007, respectively. Basic cable subscribers declined in the second quarter given the seasonal impact of students disconnecting for the summer.

    Internet (Residential) Revenue

    The increase in Internet revenues for the three and six months ended
June 30, 2007 from the corresponding periods in 2006 primarily reflects the
13.7% year-over-year increase in the number of Internet subscribers and price increases for Cable and Telecom's Internet offerings. The price increases on
Cable and Telecom's Internet offerings, effective March 2006 and 2007, contributed to the Internet revenue growth by approximately $3 million and
$8 million for the three and six months ended June 30, 2007, respectively. The remaining increases in revenue of approximately $18 million and $34 million for the three and six months ended June 30, 2007, respectively, are largely the result of the impact of the growth in subscribers. The average monthly revenue per Internet subscriber has increased in the quarter compared to the corresponding period in 2006 given the price increases and partially offset with the change in product mix to more Lite and Ultra-Lite subscribers.
    With the high-speed Internet subscriber base now at approximately
1.4 million, Internet penetration is 60% of basic cable households, and 39% of homes passed by our cable networks.

    Rogers Home Phone Revenue

    The growth in Rogers Home Phone revenue for the three and six months ended June 30, 2007 compared to the corresponding periods in 2006 is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable telephony service, which added 68,800 and 143,400 net new lines in the three and six months ended June 30, 2007, respectively. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of circuit-switched local lines of 10,200 and 26,500 for the three and six months ended June 30, 2007. During the three and six months ended June 30, 2007, there were 13,500 and 31,900 migrations, respectively from circuit-switched lines to cable telephony lines within Cable and Telecom's cable territory.
    The overall net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $27 million and $53 million for the three and six months ended June 30, 2007, respectively, over the corresponding periods in 2006.
    The growth of the Rogers Home Phone service revenue was partially offset by a decline of approximately $4 million and $5 million in long-distance revenues for the three and six months ended June 30, 2007, respectively, compared to the corresponding periods in 2006, reflecting ongoing declines in long-distance only customers, pricing and usage.

    Cable Operations Operating Expenses

    The increase in Cable Operations sales and marketing expenses of
$7 million and $21 million for the three and six months ended June 30, 2007, respectively, compared to the corresponding periods of 2006 reflects the significant growth and expansion of the cable telephony service as well as the timing of promotional activities. The increases in operating, general and administrative costs for the three and six months ended June 30, 2007 compared to the corresponding periods of 2006 were primarily driven by the increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service, network operations and administration associated with the support of the larger subscriber bases. Stock-based compensation expense, excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for employee stock options, increased to $7 million and $10 million for the three and six months ended June 30, 2007, respectively, compared to $3 million and $5 million in the corresponding periods of 2006.

    Cable Operations Operating Profit

    The Cable Operations operating profit, excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for employee stock options, for the three and six months ended June
30, 2007, increased by 10% and 13%, respectively, from the corresponding periods in 2006.

    ROGERS BUSINESS SOLUTIONS

    Summarized Financial Results

    <<
    -------------------------------------------------------------------------
    (In millions of   Three months ended June 30,   Six Months Ended June 30,
     dollars, except --------------------------------------------------------
     margin)            2007      2006    % Chg      2007      2006    % Chg
    -------------------------------------------------------------------------

    Rogers Business
     Solutions operat-
     ing revenue     $   146   $   144        1   $   291   $   293       (1)

    Operating expenses
      Sales and
       marketing
       expenses           19        18        6        40        34       18
      Operating,
       general and
       administrative
       expenses(1)       123       108       14       254       228       11
      Stock option plan
       amendment(2)        2         -      n/m         2         -      n/m
                     --------------------------------------------------------
    Total Rogers
     Business Solutions
     operating expenses  144       126       14       296       262       13

                     --------------------------------------------------------
    Rogers Business
     Solutions
     operating profit
     (loss)(3)       $     2   $    18      (89)  $    (5)  $    31      n/m
                     --------------------------------------------------------
                     --------------------------------------------------------
    As adjusted:(2)
      Total Rogers
       Business
       Solutions
       operating
       expenses      $   142   $   126       13   $   294   $   262       12
      Rogers Business
       Solutions
       operating profit
       (loss)(3)           4        18      (78)       (3)       31      n/m
      Rogers Business
       Solutions
       operating
       profit (loss)
       margin(3)        2.7%     12.5%              (1.0%)    10.6%
    -------------------------------------------------------------------------
    (1) For the details of stock-based compensation expense included in operating, general and administrative expenses, see the section entitled "Stock-based Compensation Expense".
    (2) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash expense at Rogers Business
        Solutions of $2 million in the second quarter of 2007. The "as adjusted" amounts, which are non-GAAP measures, exclude the impact of this expense. See "Supplementary Information" section.
    (3) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.

    Summarized Subscriber Results

    -------------------------------------------------------------------------
    (Subscriber       Three months ended June 30,   Six months ended June 30,
     statistics in    -------------------------------------------------------
     thousands)         2007      2006      Chg      2007      2006      Chg
    -------------------------------------------------------------------------

    Local line
     equivalents(1)
      Net additions      6.5       8.3     (1.8)     10.1      16.2     (6.1)
      Total local line
       equivalents(2)                               219.0     187.8     31.2

    Broadband data
     circuits(3)(4)
      Net additions      0.7       2.3     (1.6)      1.4       4.2     (2.8)
      Total broadband
       data circuits(2)                              32.7      25.7      7.0
    -------------------------------------------------------------------------
    (1) Local line equivalents include individual voice lines plus Primary
        Rate Interfaces ("PRIs") at a factor of 23 voice lines each.
    (2) Included in total subscribers at June 30, 2007 are approximately
        4,000 local line equivalents and 300 broadband data circuits acquired from Futureway. These subscribers are not included in net additions for the three and six months ended June 30, 2007.
    (3) Certain prior year amounts have been reclassified to conform to the current year presentation.
    (4) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
    >>

    Rogers Business Solutions Revenue

    The increase in Rogers Business Solutions revenues reflects the increase in local service and data revenue partially offset by the decline in long-distance revenue. During the three and six months ended June 30, 2007, local service revenue grew by $3 million and $7 million, respectively, compared to the corresponding periods of 2006. In addition, data revenues
(including hardware sales) increased by $2 million and declined $1 million, respectively, compared to the corresponding periods of 2006. Long-distance revenues declined by $3 million and $8 million, respectively, compared to the corresponding periods of 2006 due to a decrease in the average revenue per minute and a higher mix of North American minutes versus international minutes.

    Rogers Business Solutions Expenses

    Carrier charges, which are included in operating, general and administrative expenses, increased by $2 million and $4 million for the three and six months ended June 30, 2007, respectively. Carrier charges represent approximately 54.4% and 56.6% of revenue in the three and six months ended
June 30, 2007, respectively, compared to 53.2% and 54.9% of revenue, respectively, in the corresponding periods of 2006.
    Sales and marketing expenses increased by $1 million and $6 million in the three and six months ended June 30, 2007, respectively, compared to the corresponding periods of the prior year, primarily due to initiatives targeting the small and medium business markets launched in the first quarter of 2007.
    The increase in other operating, general and administrative expenses of
$15 million and $26 million for the three and six months ended June 30, 2007, respectively, compared to the same periods last year are primarily the result of an increase in overall network maintenance costs and increased support costs related to assets acquired from Group Telecom/360Networks in December
2006.

    Rogers Business Solutions Operating Profit

    Given the increase in costs, Rogers Business Solutions operating profit, excluding the impact of the one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options, was
$4 million and an operating loss of $3 million for the three and six months ended June 30, 2007, respectively, compared to operating profit of $18 million and $31 million in the corresponding periods of 2006.

    ROGERS RETAIL

    Summarized Financial Results

    In January 2007, Rogers Retail acquired approximately 170 retail locations from Wireless. The results of these stores are included in the
Rogers Retail results of operations since January 1, 2007.

    <<
    -------------------------------------------------------------------------
    (In millions of   Three months ended June 30,   Six months ended June 30,
     dollars)        --------------------------------------------------------
                        2007      2006    % Chg      2007      2006    % Chg
    -------------------------------------------------------------------------

    Rogers Retail
     operating
     revenue         $    93   $    72       29   $   184   $   153       20

    Operating expenses
      Cost of sales       45        36       25        87        74       18
      Sales and
       marketing
       expenses           46        30       53        89        61       46
      Operating,
       general and
       administrative
       expenses(1)(2)      6         4       50        11        15      (27)
      Stock option plan
       amendment(3)        5         -      n/m         5         -      n/m
                     --------------------------------------------------------
    Total Rogers
     Retail operating
     expenses            102        70       46       192       150       28

                     --------------------------------------------------------
    Rogers Retail
     operating profit
     (loss)(4)       $    (9)  $     2      n/m   $    (8)  $     3      n/m
                     --------------------------------------------------------
                     --------------------------------------------------------
    As adjusted:(3)
      Total Rogers
       Retail
       operating
       expenses      $    97   $    70       39   $   187   $   150       25
      Rogers Retail
       operating profit
       (loss)(4)          (4)        2      n/m        (3)        3      n/m
    -------------------------------------------------------------------------
    (1) Operating, general and administrative expenses for the six months ended June 30, 2006 include $5 million of costs related to the closure of 21 stores.
    (2) For details of stock-based compensation expense included in operating, general and administrative expenses, see the section entitled "Stock-based Compensation Expense".
    (3) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge upon adoption at
        Rogers Retail of $5 million in the second quarter of 2007. The "as adjusted" amounts, which are non-GAAP measures, exclude the impact of this expense. See "Supplementary Information" section.
    (4) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" and "Supplementary Information" sections.
    >>

    Rogers Retail Revenue

    The increase in Rogers Retail revenue of $21 million and $31 million for the three and six months ended June 30, 2007, compared to the corresponding periods of 2006, was the result of the acquisition of 170 retail stores from
Wireless in January 2007 partially offset by a decline in video rental and sales revenues of $6 million and $5 million, respectively, resulting from lower transactions and customer visits.

    Rogers Retail Operating Profit

    Excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for the exercise of employee stock options, Rogers Retail recorded an operating loss of $4 million and $3 million for the three and six months ended June 30, 2007, primarily the result of lower customer visits and increased sales and marketing expenses.

    CABLE AND TELECOM ADDITIONS TO PP&E

    The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. The Cable Operations segment categorizes its additions to property, plant and equipment ("PP&E") according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable
Operations additions to PP&E are classified into the following five categories:

    <<
    -   Customer premises equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
    -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
    -   Line extensions, which includes network costs to enter new service areas;
    -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
        electronics; and
    -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

    Summarized Cable and Telecom PP&E Additions

    -------------------------------------------------------------------------
                      Three months ended June 30,   Six months ended June 30,
    (In millions     --------------------------------------------------------
     of dollars)        2007    2006(1)   % Chg      2007    2006(1)   % Chg
    -------------------------------------------------------------------------

    Additions to PP&E
      Customer premises
       equipment     $    69   $    73       (5)  $   135   $   125        8

      Scalable
       infrastructure     36        37       (3)       58        54        7
      Line extensions     15        10       50        28        26        8
      Upgrades and
       rebuild            15         2      n/m        19         3      n/m
      Support capital     28        23       22        48        40       20
                     --------------------------------------------------------
    Total Cable
     Operations(2)       163       145       12       288       248       16
    Rogers Business
     Solutions(3)         17        16        6        40        24       67
    Rogers Retail          4         1      n/m         7         2      n/m
                     --------------------------------------------------------
                     $   184   $   162       14   $   335   $   274       22
    -------------------------------------------------------------------------
    (1) Certain prior year amounts have been reclassified to conform with the current year presentation.
    (2) Included in Cable Operations PP&E additions are integration costs related to the integration of Call-Net of $2 million and $4 million for the three and six months ended June 30, 2007, respectively, and
        $9 million and $13 million for the three and six months ended
        June 30, 2006, respectively.
    (3) Included in Rogers Business Solutions PP&E additions are integration costs related to the integration of Call-Net of $1 million and
        $2 million for the three and six months ended June 30, 2007, respectively, and $2 million and $3 million for the three and six months ended June 30, 2006, respectively.
    >>

    The increase in Cable Operations PP&E additions is primarily attributable to higher spending on line extensions, upgrades and rebuilds, and support capital relating to a larger subscriber base. Spending on upgrades and rebuilds is driven by upgrades and improvements in the Atlantic provinces and rural areas in Ontario. The increase in Rogers Business Solutions PP&E additions for the three and six months ended June 30, 2007 is primarily attributable to increased spending on network capacity and the integration of network assets acquired from Group Telecom/360Networks in the fourth quarter of 2006. The increase in Rogers Retail PP&E expenditures is attributable to improvements made to certain retail stores acquired from Wireless in January
2007.

    MEDIA
    -----
    Summarized Media Financial Results

    <<
    -------------------------------------------------------------------------
    (In millions of   Three months ended June 30,   Six months ended June 30,
     dollars, except --------------------------------------------------------
     margin)            2007      2006    % Chg      2007      2006    % Chg
    -------------------------------------------------------------------------

    Operating
     revenue         $   348   $   334        4   $   614   $   574        7

    Operating expenses
      Operating,
       general and
       administrative
       expenses(1)       307       282        9       556       509        9
      Stock option plan
       amendment(2)       84         -      n/m        84         -      n/m
                     --------------------------------------------------------

    Total operating
     expenses            391       282       39       640       509       26

                     --------------------------------------------------------
    Operating profit
     (loss)(3)       $   (43)  $    52      n/m   $   (26)  $    65      n/m
                     --------------------------------------------------------
                     --------------------------------------------------------
    As adjusted:(2)
      Operating
       expenses      $   307   $   282        9   $   556   $   509        9
      Operating
       profit(3)          41        52      (21)       58        65      (11)
      Operating profit
       margin(3)       11.8%     15.6%               9.4%     11.3%

    Additions to
     property,
     plant and
     equipment(3)    $    11   $    16      (31)  $    18   $    25      (28)
    -------------------------------------------------------------------------
    (1) For the details of stock-based compensation expense included in operating, general and administrative expenses, see the section entitled "Stock-based Compensation Expense".
    (2) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge upon adoption at Media of $84 million in the second quarter of 2007. The "as adjusted"
        amounts, which are non-GAAP measures, exclude the impact of this expense. See "Supplementary Information" section.
    (3) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section.
    >>

    Media Revenue

    The increase in Media revenue for the three and six months ended June 30,
2007 over the corresponding periods in 2006 reflects growth across most of
Media's divisions. Publishing revenue in 2007 was positively impacted by the launch of Chocolat and the Canadian edition of Hello! in the second half of
2006. Radio revenue also increased due to the acquisition of five new radio stations in Alberta in January 2007. The Shopping Channel continued to generate increased consumer demand for products. The growth in Sports
Entertainment revenue was due to increases in admissions, corporate sponsorships and broadcast revenue. These increases were partially offset by a decrease in Sportsnet revenue during the quarter due to the impact of revenues from 2006 FIFA World Cup Soccer which was aired in the prior year's quarter.

    Media Operating Expenses

    The increase in Media operating expenses, excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for employee stock options, for the three and six months ended
June 30, 2007 compared to the corresponding periods in 2006 is primarily due to costs associated with the five new radio stations acquired from OK Radio, higher payroll costs at Sports Entertainment, and new magazines launched in
2006.
    Cost increases were partially offset by lower general and administrative costs across all divisions. In addition, stock-based compensation expense, excluding the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature for employee stock options, increased to $4 million and $6 million for the three and six months ended
June 30, 2007, respectively, compared to $1 million and $2 million, respectively, in the corresponding periods of 2006.

    Media Operating Profit

    The changes discussed above drove the year-over-year decrease in Media's operating profit, excluding the impact of the one-time charge related to the introduction of a cash settlement feature for employee stock options, for the three and six months ended June 30, 2007 from the corresponding periods in
2006, as well as the corresponding decrease in operating margins.
Approximately $5 million and $4 million, for the three and six months ended
June 30, 2007, respectively, of the decrease in operating profit compared to the prior year is due to Sports Entertainment.

    Media Additions to PP&E

    The majority of Media's PP&E additions in the three and six months ended
June 30, 2007 reflect building improvements related to the planned relocation of Rogers Sportsnet.

    CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

    Operations

    Three Months Ended June 30, 2007

    For the three months ended June 30, 2007, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $786 million from $632 million in the corresponding period of 2006. The $154 million increase is primarily the result of a $152 million increase in operating profit (as adjusted) and a $3 million decrease in interest expense, partially offset by a $13 million increase in integration and restructuring costs.
    Taking into account the changes in non-cash working capital items for the three months ended June 30, 2007, cash generated from operations was
$589 million, compared to $491 million in the corresponding period of 2006.
    The cash flow generated from operations of $589 million, together with
$858 million aggregate net advances drawn under our bank credit facilities and the receipt of $11 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $1,458 million raised in the three months ended June 30, 2007.
    Net funds used during the three months ended June 30, 2007 totalled approximately $1,412 million, the details of which include funding:

    <<
    -   additions to PP&E of $407 million, including $26 million of related changes in non-cash working capital;
    -   the redemption in May of Wireless' US$550 million Floating Rate
        Senior Notes due 2010 ($609 million aggregate principal amount and
        $12 million premium);
    -   the redemption in June of Wireless' US$155 million 9.75% Senior
        Debentures due 2016 ($166 million aggregate principal amount and
        $47 million premium);
    -   the aggregate net cash payment of $35 million incurred on the settlement of cross-currency interest rate exchange agreements and forward contracts in conjunction with the redemption of Wireless'
        US$550 million Floating Rate Senior Notes due 2010 in May 2007 and the redemption of Wireless' US$155 million 9.75% Senior Debentures due 2016 in June 2007;
    -   other net acquisitions and investments of $97 million, including the acquisition of Futureway Communications Inc.;
    -   the payment of quarterly dividends of $26 million on our Class A
        Voting and Class B Non-Voting shares;
    -   additions to program rights of $9 million; and
    -   financing costs incurred of $4 million.
    >>

    Taking into account the cash deficiency of $77 million at the beginning of the period and the fund sources and uses described above, the cash deficiency at June 30, 2007 was $31 million.

    Six Months Ended June 30, 2007

    For the six months ended June 30, 2007, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,469 million from $1,092 million in the corresponding period of 2006. The $377 million increase is primarily the result of a $351 million increase in operating profit (as adjusted) and a $15 million decrease in interest expense, partially offset by a $3 million increase in integration and restructuring costs and store closure expenses.
    Taking into account the changes in non-cash working capital items for the six months ended June 30, 2007, cash generated from operations was
$1,004 million, compared to $1,038 million in the corresponding period of
2006.
    The cash flow generated from operations of $1,004 million, together with
$1,380 million aggregate net advances drawn under our bank credit facilities and the receipt of $25 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $2,409 million raised in the six months ended June 30, 2007.
    Net funds used during the six months ended June 30, 2007 totalled approximately $2,421 million, the details of which include funding:

    <<
    -   additions to PP&E of $889 million, including $114 million of related changes in non-cash working capital;
    -   the repayment at maturity in February of Cable and Telecom's
        $450 million Senior Notes due 2007;
    -   the redemption in May of Wireless' US$550 million Floating Rate Notes due 2010 ($609 million aggregate principal amount and $12 million premium);
    -   the redemption in June of Wireless' US$155 million 9.75% Senior
        Debentures due 2016 ($166 million aggregate principal amount and
        $47 million premium);
    -   the aggregate net payment of $35 million incurred on the settlement of two cross-currency interest rate exchange agreements and forward contracts in conjunction with the redemption of Wireless'
        US$550 million Floating Rate Senior Notes due 2010 in May 2007 and the redemption of Wireless' US$155 million 9.75% Senior Debentures due 2016 in June 2007;
    -   the payment of quarterly dividends of $51 million on our Class A
        Voting and Class B Non-Voting shares;
    -   other net acquisitions and investments of $134 million, including the acquisition of Futureway Communications Inc. in June 2007 and the
        acquisition of five Alberta radio stations in January 2007;
    -   additions to program rights of $23 million;
    -   the net repayment of $1 million of capital leases; and
    -   financing costs incurred of $4 million.
    >>

    Taking into account the cash deficiency of $19 million at the beginning of the period and the fund uses described above, the cash deficiency at
June 30, 2007 was $31 million.

    Financing

    Our long-term debt instruments are described in Note 15 to the 2006
Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited
Interim Consolidated Financial Statements for the three and six months ended
June 30, 2007.

    Three Months Ended June 30, 2007

    During the three months ended June 30, 2007, $775 million aggregate principal amount of debt was repaid, comprised of $609 million
(US$550 million) aggregate principal amount of Wireless' Floating Rate Senior
Notes due 2010 redeemed in May at a redemption premium of 2%, or $12 million, for a total of $621 million (US$561 million) and $166 million (US$155 million)
aggregate principal amount of Wireless' 9.75% Senior Debentures due 2016 redeemed in June at a redemption premium of 28.416%, or $47 million, for a total of $213 million (US$199 million). As a result, we incurred a net loss on repayment of long-term debt aggregating $47 million which is expensed on the income statement. Included in this amount are the aggregate redemption premiums of $59 million offset by a non-cash writedown of the fair value increment arising from purchase accounting of $12 million. In addition, in conjunction with these redemptions we made aggregate net cash payments on settlement of cross-currency interest rate exchange agreements and forward contracts of $35 million.
    During the three months ended June 30, 2007, $858 million aggregate net advances were drawn down under our bank credit facilities. On June 29, 2007, the $1 billion Cable and Telecom bank credit facility, the $700 million
Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and RCI entered into a new unsecured $2.4 billion bank credit facility. At June 30, 2007, RCI had borrowed $1.54 billion under this new bank credit facility, the proceeds of which were used to repay and cancel each of the Cable and Telecom, Wireless and Media bank credit facilities.

    Six Months Ended June 30, 2007

    During the six months ended June 30, 2007, $1,225 million aggregate principal amount of debt was repaid, comprised of $450 million aggregate principal amount of Cable and Telecom's 7.60% Senior Notes due 2007 repaid at maturity in February, $609 million (US$550 million) aggregate principal amount of Wireless' Floating Rate Senior Notes due 2010 redeemed in May at a redemption premium of 2%, or $12 million, for a total of $621 million
(US$561 million), $166 million (US$155 million) aggregate principal amount of
Wireless' 9.75% Senior Debentures due 2016 redeemed in June at a redemption premium of 28.416%, or $47 million, for a total of $213 million
(US$199 million) and $1 million net repayment of capital leases. As a result, we incurred a net loss on repayment of long-term debt aggregating $47 million which is expensed on the income statement. Included in this amount are the aggregate redemption premiums of $59 million offset by a non-cash writedown of the fair value increment arising from purchase accounting of $12 million. In addition, in conjunction with those redemptions we made aggregate net payments on settlement of cross-currency interest rate exchange agreements and forward contracts of $35 million.
    During the six months ended June 30, 2007, $1,380 million aggregate net advances were drawn down under our bank credit facilities.

    RCI's $2.4 Billion Bank Credit Facility

    As noted above, on June 29, 2007 RCI entered into a new bank credit facility which provides RCI with up to $2.4 billion from a consortium of
Canadian financial institutions. The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013 and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.50% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers' acceptance rate or LIBOR. RCI's bank credit facility is unsecured and ranks pari passu with RCI's senior public debt and cross-currency interest rate exchange agreements. The bank credit facility requires that RCI satisfy certain financial covenants, including the maintenance of certain financial ratios.

    Pari Passu Debt and Intracompany Amalgamation completed July 1, 2007

    On July 1, 2007, RCI completed an intracompany amalgamation of RCI and certain of its wholly owned subsidiaries, including RCAB and RWI. The amalgamated entity continues as RCI, and RCAB and RWI are no longer separate corporate entities and have ceased to be reporting issuers. This intracompany amalgamation does not impact the consolidated results previously reported by
RCI, and the operating subsidiaries of RCAB and RWI are not part of and are not impacted by the amalgamation.
    As a result of the amalgamation, on July 1, 2007 RCI assumed all of the rights and obligations under all of the outstanding RCAB and RWI public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, on June 29, 2007 RCAB and RWI released all security provided by bonds issued under the RCAB deed of trust and the RWI deed of trust for all of the then outstanding RCAB and RWI senior public debt and cross-currency interest rate exchange agreements. As a result, none of the senior public debt or cross-currency interest rate exchange agreements remain secured by such bonds effective as of June 29, 2007.
    As a result of these actions, the outstanding public debt and cross-currency interest rate exchange agreements and the new $2.4 billion bank credit facility now reside at RCI on an unsecured basis. The RCI public debt originally issued by Cable and Telecom has RCCI as a co-obligor and RWP as an unsecured guarantor while the RCI public debt originally issued by RWI has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the cross-currency interest rate exchange agreements. Accordingly, RCI's bank debt, senior public debt and cross-currency interest rate exchange agreements now rank pari passu on an unsecured basis. Our subordinated public debt remains subordinated to our senior debt.

    Credit Ratings Upgrades

    In February 2007, Fitch Ratings increased the issuer default ratings for
RCI, Wireless and Cable and Telecom to BBB- (from BB) and increased the senior debt ratings for Wireless and Cable and Telecom to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB. In May 2007,
Fitch affirmed these ratings, revised the ratings outlook to positive from stable and indicated that when the RCI amalgamation was completed on July 1,
2007, the issuer default ratings for Wireless and Cable and Telecom would be withdrawn and the rating on the Senior Subordinated Notes of Wireless would be upgraded to BB+ (from BB). In July 2007, Fitch confirmed that it had withdrawn the issuer default ratings for Wireless and Cable and Telecom and upgraded the rating on RCI's Senior Subordinated Notes to BB+ (from BB).
    In March 2007, Moody's Investors Service upgraded the senior debt ratings for Wireless and Cable and Telecom to Baa3 (from Ba1) and upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2). In May 2007, Moody's announced that, pending routine due diligence to confirm that the RCI amalgamation and release of security was implemented as intended, there would be no ratings impact and the current Baa3 ratings would continue to prevail.
    In April 2007, Standard & Poor's Ratings Services raised its long-term corporate credit ratings for RCI, Wireless and Cable and Telecom to BBB- (from
BB+), raised the senior debt ratings for Wireless and Cable and Telecom to
BBB- (from BB+) and raised the senior subordinated debt rating for Wireless to
BB+ (from BB-). In May 2007, Standard and Poor's announced that its ratings were unaffected following the Company's decision to amalgamate RCI with
Wireless and Cable and Telecom and to release the security on its outstanding debt.
    As a result, RCI's unsecured senior debt is rated investment grade by each of Fitch, Moody's and Standard & Poor's.

    Interest Rate and Foreign Exchange Management

    Economic Hedge Analysis

    For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S.
dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge. At June 30,
2007, all of our U.S. dollar-denominated debt was hedged with respect to foreign exchange fluctuations using cross-currency interest rate exchange agreements that qualify as hedges for accounting purposes.
    During the three months ended March 31, 2007, there was no change in our
U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements.
    During the three and six months ended June 30, 2007, we redeemed an aggregate US$705 million of our U.S. dollar-denominated debt and terminated an aggregate notional principal amount of US$275 million of our cross-currency interest rate exchange agreements.
    On May 3, 2007 we redeemed our US$550 million Floating Rate Senior Notes due 2010 at a cost of US$561 million and on June 21, 2007 we redeemed our
US$155 million 9.75% Senior Debentures due 2016 at a cost of US$199 million.
In addition, in May 2007 we terminated two of our cross-currency interest rate exchange agreements aggregating US$275 million notional principal amount.
    As a result of the foregoing debt redemptions and swap terminations, on
June 30, 2007 100% of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis.

    Consolidated Hedged Position

    <<
    -------------------------------------------------------------------------
    (In millions of dollars,
     except percentages)                   June 30, 2007   December 31, 2006
    -------------------------------------------------------------------------

    U.S. dollar-denominated long-term debt  US  $  4,190        US  $  4,895

    Hedged with cross-currency interest
     rate exchange agreements               US  $  4,190        US  $  4,475

    Hedged exchange rate                          1.3313              1.3229

    Percent hedged                              100.0%(1)              91.4%

    -------------------------------------------------------------------------

    Amount of long-term debt(2)
     at fixed rates:

    Total long-term debt                    Cdn $  7,755        Cdn $  7,658
    Total long-term debt at fixed rates     Cdn $  6,215        Cdn $  6,851
    Percent of long-term debt fixed                80.1%               89.5%

    -------------------------------------------------------------------------

    Weighted average interest rate on
     long-term debt                                7.61%               7.98%
    -------------------------------------------------------------------------
    (1) Pursuant to the requirements for hedge accounting under Canadian
        Institute of Chartered Accountants ("CICA") Handbook Section 3865,
        Hedges, on June 30, 2007, RCI accounted for 100% of its cross-
        currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 100% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes and on an economic basis.
    (2) Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

    -------------------------------------------------------------------------
    (In millions of dollars)               June 30, 2007   December 31, 2006
    -------------------------------------------------------------------------

    Composition of fair market value
     liability for derivative instruments:(1)
      Foreign exchange related                  $  1,302            $    858
      Interest rate related                          291                 436
                                           ----------------------------------
    Total carrying value                        $  1,593            $  1,294
    -------------------------------------------------------------------------
    (1) As restated for December 31, 2006. Refer to Note 1 to the Unaudited
        Interim Consolidated Financial Statements.

    Outstanding Share Data

    Set out below is our outstanding share data as at June 30, 2007. For additional information, refer to Note 20 to our 2006 Annual Audited
Consolidated Financial Statements and Note 9 to the Unaudited Interim
Consolidated Financial Statements for the three and six months ended June 30,
2007.

    -------------------------------------------------------------------------
    Common Shares                                              June 30, 2007
    -------------------------------------------------------------------------
    Class A Voting                                               112,462,014
    Class B Non-Voting                                           526,732,472

    -------------------------------------------------------------------------
    Options to Purchase Class B Non-Voting Shares
    -------------------------------------------------------------------------
    Outstanding Options                                           17,445,885
    Outstanding Options Exercisable                               12,255,255

    -------------------------------------------------------------------------
    >>

    Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and
Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

    Dividends and Other Payments on Equity Securities

    On May 28, 2007, we announced an increase in our annual dividend from
$0.16 to $0.50 per share, effective immediately. The new quarterly dividend is
$0.125 per each outstanding Class A Voting and Class B Non-Voting share. Also on May 28, 2007, we declared a quarterly dividend at the increased rate of
$0.125 per share on each of our outstanding Class A Voting and Class B
Non-Voting shares. This quarterly dividend totalling $80 million was paid on
July 3, 2007 to shareholders of record on June 14, 2007.
    On February 15, 2007, we declared a quarterly dividend of $0.04 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. This quarterly dividend totalling $26 million was paid on April 2,
2007 to shareholders of record on March 15, 2007.
    On October 30, 2006, we declared a quarterly dividend of $0.04 per share on each of our outstanding Class B Non-Voting shares and Class A Voting shares. This quarterly dividend totalling $25 million was paid on January 2,
2007 to shareholders of record on December 20, 2006.

    COMMITMENTS AND CONTRACTUAL OBLIGATIONS

    Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2006
Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2006
Annual Audited Consolidated Financial Statements. There are no significant changes to our material contractual obligations since December 31, 2006 except for the changes in long-term debt as previously discussed in the "Consolidated
Liquidity and Capital Resources" section.

    GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

    The significant government regulations which impact our operations are summarized in our 2006 Annual MD&A. The significant changes to those regulations since December 31, 2006, are as follows:

    Local Telephone Forbearance

    On April 4th, 2007, the Federal Cabinet overturned the CRTC's 2006 Local
Forbearance Decision. Effective April 4th, 2007, the CRTC rules on winback
(which prohibited the incumbent phone companies from contacting customers for three months after they chose an alternate telephone provider) and promotions
(which imposed competitive safeguards for temporary pricing changes) were removed. In addition, the incumbent phone companies will be able to apply for deregulation by simply showing that they compete with a wireline facilities-based provider and a wireless facilities provider in a telephone exchange. As long as the competitive wireline facilities provider's service is available to 75% of the subscribers in an exchange and the incumbents meet quality of service tests (which were reduced by the Cabinet), the incumbents will be deregulated within 120 days of application to the CRTC.

    Diversity of Ownership

    In light of recent acquisition announcements in the Canadian broadcasting industry, the CRTC has launched a public proceeding in which it will review its approach to ownership consolidation and the availability of a diversity of voices in the broadcasting system. As part of its in-depth study, the CRTC will examine issues such as common ownership; concentration of ownership;
horizontal and vertical integration; the benefits policy; licence trafficking;
as well as the CRTC's relationship with the Competition Bureau. Written comments were provided by July 18, 2007, with a public hearing scheduled for
Fall 2007. The CRTC's objective is to establish clearly articulated policy guidelines going forward. As a result, major transactions (and their stated
divestitures) that have already been announced will be examined within the context of the rules already in force when the transactions were announced.
Their consideration will not be delayed by the CRTC's diversity of voices hearing, and will instead be heard and processed in a timely manner.

    Tower Policy

    On June 28, 2007, Industry Canada released its new Tower Policy
(CPC-2-0-03- Radiocommunication and Broadcasting Antenna Systems). The policy will require wireless carriers and broadcasters to engage in more local and public consultation prior to erecting or significantly modifying antenna structures. The new policy could make it more difficult for Wireless and

Rogers Broadcasting to erect towers required for their businesses. The new policy takes effect on January 1, 2008.

    Review of Broadcasting Regulations

    On May 10, 2007, the Chair of the CRTC announced that the CRTC had commissioned a report to look at all Canadian broadcasting regulations. The report will look at each regulation or policy and ask what its original purpose was, whether it is still relevant and effective and whether it should be retained, improved, streamlined or eliminated. The report is due at the end of August 2007. On July 5, 2007, the CRTC issued Broadcasting Notice of Public
Hearing CRTC 2007-10; Review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. This proceeding is a comprehensive review of the regulations affecting cable operators and pay and specialty services. The CRTC has made a number of proposals designed to move away from detailed regulation and rely more on market forces. The Dunbar/Leblanc report will form part of the record of the proceeding. There will be a hearing on January 28, 2008.

    UPDATES TO RISKS AND UNCERTAINTIES

    Our significant risks and uncertainties are summarized in our 2006 Annual
MD&A. There were no significant changes to those risks and uncertainties since
December 31, 2006, except as follows:

    We Are and Will Continue to Be Involved in Litigation

    In August 2004, a proceeding under the Class Actions Act (Saskatchewan)
was brought against providers of wireless communications in Canada. Since that time, similar proposed class actions have also been commenced in Newfoundland
& Labrador, New Brunswick, Nova Scotia, Quebec, Ontario, Manitoba, Alberta and
British Columbia. The proceeding involves allegations by wireless customers of, among other things, breach of contract, misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendants. Wireless believes it has a good defence to the allegations. The plaintiffs have applied for an order certifying a national class action in Saskatchewan. In July 2006, the Saskatchewan court denied the plaintiffs' application to have the proceeding certified as a class action.
However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan Class Actions Act.
The plaintiffs' application to address these requirements was heard by the
Court in June 2007. The Court reserved and no decision has been released. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.
    In December 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee. In
July 2007 we were advised by the Competition Bureau that the inquiry has been discontinued.

    KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

    We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2006 Annual MD&A.
These key performance indicators are not measurements under Canadian or U.S.
GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

    <<
    -   Revenue (primarily network revenue at Wireless) and average monthly revenue per subscriber ("ARPU"),
    -   Subscriber counts and subscriber churn,
    -   Operating expenses and average monthly operating expense per wireless subscriber,
    -   Sales and marketing costs (or cost of acquisition) per subscriber,
    -   Operating profit (actual and as adjusted),
    -   Operating profit margin (actual and as adjusted), and
    -   Additions to PP&E.
    >>

    See the "Supplementary Information" section for calculations of the
Non-GAAP measures.

    We have included certain non-GAAP measures which we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include operating profit (as adjusted), operating profit margin (as adjusted), net income (as adjusted) and basic and diluted net income per share (as adjusted) do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP.
    We believe that non-GAAP financial measures provided which exclude (i)
the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature related to employee stock options, (ii) integration and restructuring costs, and (iii) in respect of net income and net income per share, the loss on repayment of long-term debt and the related income tax impacts of the above items, provide for a more effective analysis of our operating performance. In addition, the items mentioned above could potentially distort the analysis of trends. Adjusted operating profit and adjusted operating profit margins are useful to management in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. Adjusted net income and basic and diluted net income per share are meaningful to management and readers as the adjustments represent certain transactions which could impact the comparability of financial results or distort trends. The exclusion of these items does not imply that they are non-recurring. A reconciliation of these non-GAAP financial measures is included in the "Supplementary Information"
section.

    RELATED PARTY ARRANGEMENTS

    We have entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our company and/or our subsidiary companies. During the three and six months ended June 30, 2007 and
2006, total amounts paid by us to these related parties are as follows:

    <<
    -------------------------------------------------------------------------
                      Three months ended June 30,   Six months ended June 30,
    (In millions of  --------------------------------------------------------
     dollars)           2007      2006    % Chg      2007      2006    % Chg
    -------------------------------------------------------------------------

    Legal services
     and commissions
     paid on premiums
     for insurance
     coverage        $     1   $     1        -   $     1   $     2    (50.0)
    -------------------------------------------------------------------------
    >>

    Fees charged to our controlling shareholder for the personal use of our corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee. For the three and six months ended
June 30, 2007, the fees charged to our controlling shareholder for personal use of the aircraft and other administrative services were approximately
$0.5 million.
    These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

    In our 2006 Annual Audited Consolidated Financial Statements and Notes
thereto, as well as in our 2006 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended
June 30, 2007, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Telecom and Media from those found in our
2006 Annual MD&A.

    NEW ACCOUNTING STANDARDS

    Financial Instruments

    In 2005, the CICA issued Handbook Section 3855, Financial Instruments -
Recognition and Measurement, Handbook Section 1530, Comprehensive Income,
Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new
standards are effective for our interim and annual financial statements commencing January 1, 2007.
    A new statement entitled "Unaudited Interim Consolidated Statement of
Comprehensive Income" was added to our financial statements and includes net income as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholders' equity.
    Under these standards, all of our financial assets are classified as available-for-sale or loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, we determined that none of our financial assets are classified as held-for-trading or held-to-maturity and none of our financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007 was an adjustment of $213 million to bring the carrying value of available-for-sale investments to fair value, with a corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of
$2 million. For the three and six months ended June 30, 2007, the impact of the classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of $38 million and
$129 million, respectively, with a corresponding increase in other comprehensive income of $34 million and $124 million, net of income taxes of
$4 million and $5 million, respectively.
    All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on
January 1, 2007 was an increase in derivative instruments of $561 million.
This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 was a decrease in other comprehensive income of $338 million and $357 million, net of income taxes, respectively, and a decrease in net loss of $6 million and an increase in net income of $5 million, respectively, related to hedge ineffectiveness.
    In addition, during the three and six months ended June 30, 2007,
$375 million and $427 million, respectively, representing the foreign exchange loss on the notional amounts of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. These amounts offset the foreign exchange gain recognized in the unaudited interim consolidated statement of income related to the carrying value of the U.S. dollar-denominated debt.
    As a result of the application of these standards, we have separated the early repayment option on one of our debt instruments and have recorded the fair value of $19 million related to this embedded derivative on the unaudited interim balance sheet on January 1, 2007, with a corresponding increase in retained earnings of $13 million, net of income taxes of $6 million. The change in the fair value of this embedded derivative for the three and six months ended June 30, 2007 was not significant.
    We reviewed significant contracts entered into on or after January 1,
2003 and determined there are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at June 30, 2007.
    In addition, the unamortized deferred transitional gain of $54 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of approximately $17 million.
    Effective January 1, 2007, we record all transaction costs for financial assets and financial liabilities in income as incurred. We had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.
    In 2006, the CICA issued Handbook Section 3862, Financial Instruments -
Disclosures, and Handbook Section 3863, Financial Instruments - Presentation.
These new standards will become effective for the Company beginning January 1,
2008. We are currently assessing the impact of these two new standards.

    SEASONALITY

    Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.
    Each of Wireless, Cable and Telecom, and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Telecom, and Media operating units, please refer to our 2006 Annual MD&A.

    2007 GUIDANCE

    Based on our current outlook for the second half of 2007, we are raising the top end of certain of the summary level 2007 financial and operating metric guidance ranges that we originally issued on February 15, 2007. These high level guidance ranges do not include any assumptions as to incremental costs or benefits relating to the May 28, 2007 adoption of intrinsic value accounting for stock-based compensation upon the introduction of a SAR feature. See the section entitled "Caution Regarding Forward-Looking
Statements, Risks and Assumptions".

    <<
    Full Year 2007 Guidance

    ----------------------------------------------  -------------------------
    (Millions of dollars,
     except subscribers)      Original 2007 Range           Updates
    ----------------------------------------------  -------------------------

    Consolidated
      Revenue                  $9,700  to $10,000   High end of range up 1%
      Operating profit(1)       3,250  to   3,400   High end of range up 5%
      PP&E expenditures(1)      1,625  to   1,750
      Free cash flow(2)           800  to   1,000   High end of range up 15%

    Revenue
      Wireless (network
       revenue)                $4,900  to  $5,000   High end of range up 3%
      Cable and Telecom(3)      3,515  to   3,600
      Media                     1,275  to   1,325

    Operating profit(1)
      Wireless(4)              $2,250  to  $2,350   High end of range up 8%
      Cable and Telecom           935  to     975
      Media                       150  to     160

    PP&E expenditures
      Wireless(4)                $675  to    $725
      Cable and Telecom(1)(5)     815  to     880
      Media                        85  to      95

    Net subscriber additions
     (000's)
      Retail wireless postpaid
       and prepaid(6)             500  to     600
      Residential cable
       revenue generating
       units (RGU's)(7)           625  to     725
    ----------------------------------------------  -------------------------
    (1) Excludes the impact of the introduction of a cash settlement feature for employee stock options, including the one-time non-cash charge upon adoption of $452 million recorded in the second quarter of 2007 and the ongoing impact from the adoption of intrinsic value accounting for stock-based compensation. Also excludes integration and restructuring related expenditures.
    (2) Free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under
        Canadian GAAP.
    (3) Original 2007 Cable and Telecom revenue guidance has been revised to reflect the reclassification from revenue to cost of sales of approximately $100 million of intercompany wireless equipment subsidies received by Rogers Retail. This reclassification has no impact on consolidated revenue, consolidated operating profit, or
        Cable and Telecom operating profit.
    (4) Excludes operating losses and PP&E expenditures related to the
        Inukshuk fixed wireless initiative.
    (5) Excludes integration and restructuring costs related to Rogers Cable and Telecom business market activities estimated to be $25 million to
        $30 million in 2007.
    (6) Wireless subscriber net additions exclude subscriber adjustments associated with the TDMA/analog network decommissioning and the revision of certain aspects of subscriber reporting for data-only subscribers.
    (7) Residential cable RGU's are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and residential cable and circuit-switched telephony subscribers.

    SUPPLEMENTARY INFORMATION
    Calculations of Wireless Non-GAAP Measures

    --------------------------------------------------- ---------------------
    (In millions of dollars,       Three months ended     Six months ended
     subscribers in thousands,           June 30,              June 30,
     except ARPU figures and     ---------------------- ---------------------
     operating profit margin)        2007       2006       2007       2006
    --------------------------------------------------- ---------------------

    Postpaid ARPU (monthly)
      Postpaid (voice and
       data) revenue              $   1,207  $   1,002  $   2,311  $   1,909
      Divided by: Average
       postpaid wireless voice
       and data subscribers         5,538.0    4,965.8    5,488.3    4,913.8
      Divided by: 3 months for
       the quarter and 6 months
       for year-to-date                   3          3          6          6
                                 ---------------------- ---------------------
                                  $   72.65  $   67.26  $   70.18  $   64.75

    --------------------------------------------------- ---------------------
    Prepaid ARPU (monthly)
      Prepaid (voice and
       data) revenue              $      67  $      49  $     128  $      96
      Divided by: Average
       prepaid subscribers          1,365.1    1,299.4    1,369.3    1,320.1
      Divided by: 3 months for
       the quarter and 6 months
       for year-to-date                   3          3          6          6
                                 ---------------------- ---------------------
                                  $   16.36  $   12.57  $   15.58  $   12.12

    --------------------------------------------------- ---------------------
    Cost of acquisition per
     gross addition
      Total sales and marketing
       expenses                   $     146  $     138  $     286  $     266
      Equipment margin loss
       (acquisition related)             39         46         66         95
                                 ---------------------- ---------------------
                                  $     185  $     184  $     352  $     361
                                 ---------------------- ---------------------
                                 ---------------------- ---------------------
      Divided by: total gross
       wireless additions
       (postpaid, prepaid and
       one-way messaging)             480.6      462.9      912.7      895.7
                                 ---------------------- ---------------------
                                  $     385  $     397  $     386  $     403

    --------------------------------------------------- ---------------------
    Operating expense per average
     subscriber (monthly)
      Operating, general and
       administrative expenses    $     385  $     337  $     754  $     661
      Equipment margin loss
       (retention related)               47         48        102         99
                                 ---------------------- ---------------------
                                  $     432  $     385  $     856  $     760
                                 ---------------------- ---------------------
                                 ---------------------- ---------------------
      Divided by: Average total
       wireless subscribers         7,033.7    6,417.0    6,992.2    6,384.5

      Divided by: 3 months for
       the quarter and 6 months
       for year-to-date                   3          3          6          6
                                 ---------------------- ---------------------
                                  $   20.47  $   20.01  $   20.39  $   19.84

    --------------------------------------------------- ---------------------
    Equipment margin loss
      Equipment sales             $      87  $      39  $     149  $      87
      Cost of equipment sales          (173)      (133)      (317)      (281)
                                 ---------------------- ---------------------
                                  $     (86) $     (94) $    (168) $    (194)
                                 ---------------------- ---------------------
                                 ---------------------- ---------------------

      Acquisition related         $     (39) $     (46) $     (66) $     (95)
      Retention related                 (47)       (48)      (102)       (99)
                                 ---------------------- ---------------------
                                  $     (86) $     (94) $    (168) $    (194)
                                 ---------------------- ---------------------
                                 ---------------------- ---------------------

    --------------------------------------------------- ---------------------
    Operating Profit Margin
      Operating Profit            $     614  $     486  $   1,192  $     891
      Add: One-time non-cash
       charge related to the
       introduction of a cash
       settlement feature for
       employee stock options            46          -         46          -
        Integration expenses              -          1          -          4
                                 ---------------------- ---------------------
      Operating Profit
       (as adjusted)              $     660  $     487  $   1,238  $     895
      Divided by Network Revenue      1,277      1,055      2,446      2,012
                                 ---------------------- ---------------------
      Operating Profit Margin
       (as adjusted)                  51.7%      46.2%      50.6%      44.5%

    --------------------------------------------------- ---------------------

    SUPPLEMENTARY INFORMATION
    Calculations of Cable and Telecom Non-GAAP Measures

    --------------------------------------------------- ---------------------
    (In millions of dollars,       Three months ended     Six months ended
     subscribers in thousands,           June 30,              June 30,
     except ARPU figures and     ---------------------- ---------------------
     operating profit margin)        2007     2006(1)      2007     2006(1)
    --------------------------------------------------- ---------------------

    Core Cable ARPU
      Core Cable revenue          $     384  $     354  $     757  $     696
      Divided by: Average basic
       cable subscribers            2,271.9    2,254.0    2,275.3    2,258.8
      Divided by: 3 months for
       the quarter and 6 months
       for year-to-date                   3          3          6          6
                                 ---------------------- ---------------------
                                  $   56.34  $   52.25  $   55.45  $   51.37
    --------------------------------------------------- ---------------------
    Internet ARPU
      Internet revenue            $     152  $     131  $     295  $     253

      Divided by: Average
       Internet (residential)
       subscribers                  1,374.2    1,211.4    1,353.3    1,203.4
      Divided by: 3 months for
       the quarter and 6 months
       for year-to-date                   3          3          6          6
                                 ---------------------- ---------------------
                                  $   36.87  $   35.97  $   36.33  $   35.12
    --------------------------------------------------- ---------------------
    Cable Operations:
      Operating profit            $     130  $     214  $     361  $     415
      Add: One-time non-cash
       charge related to the
       introduction of a cash
       settlement feature for
       employee stock options           106          -        106          -
                                 ---------------------- ---------------------
      Operating Profit
       (as adjusted)              $     236  $     214  $     467  $     415
      Divided by Revenue                646        572      1,266      1,115
                                 ---------------------- ---------------------
    Cable and Internet Operating
     Profit Margin (as adjusted)      36.5%      37.4%      36.9%      37.2%
    --------------------------------------------------- ---------------------
    Rogers Business Solutions:
      Operating profit            $       2  $      18  $      (5) $      31
      Add: One-time non-cash
       charge related to the
       introduction of a cash
       settlement feature for
       employee stock options             2          -          2          -
                                 ---------------------- ---------------------
      Operating (Loss) Profit
       (as adjusted)              $       4  $      18  $      (3) $      31
      Divided by Revenue                146        144        291        293
                                 ---------------------- ---------------------
    Rogers Business Solutions
     Operating Profit (Loss)
     Margin (as adjusted)              2.7%      12.5%      (1.0%)     10.6%
    --------------------------------------------------- ---------------------
    (1) Certain prior year amounts have been reclassified to conform to the current year presentation.

    SUPPLEMENTARY INFORMATION
    Calculations of Adjusted Operating Profit, Net Income and
    Earnings Per Share

    --------------------------------------------------- ---------------------
                                   Three months ended     Six months ended
    (In millions of dollars,             June 30,              June 30,
     number of shares            ---------------------- ---------------------
     outstanding in millions)        2007       2006       2007       2006
    --------------------------------------------------- ---------------------

    Operating profit              $     431  $     744  $   1,229  $   1,338
    Add:
      Stock option plan
       amendment                        452          -        452          -
      Integration and
       restructuring costs
        Cable and Telecom                15          1         16          4
        Wireless                          -          1          -          4
                                 ---------------------- ---------------------

    Operating profit,
     as adjusted                  $     898  $     746  $   1,697  $   1,346
                                 ---------------------- ---------------------
                                 ---------------------- ---------------------

    Net income (loss)             $     (56) $     279  $     114  $     292
    Add:
      Stock option plan
       amendment                        452          -        452          -
      Loss on repayment of
       long-term debt                    47          -         47          -
      Integration and
       restructuring costs
        Cable and Telecom                15          1         16          4
        Wireless                          -          1          -          4
    Income tax impact:
      Stock option plan
       amendment                       (160)         -       (160)         -
      Loss on repayment of
       long-term debt                   (16)         -        (16)         -
      Integration and
       restructuring costs               (5)        (1)        (5)        (2)
                                 ---------------------- ---------------------
    Net income, as adjusted       $     277  $     280  $     448  $     298
                                 ---------------------- ---------------------
                                 ---------------------- ---------------------

    Basic earnings per share:
      Net income, as adjusted     $     277  $     280  $     448  $     298
      Divided by: weighted
       average number of
       shares outstanding               639        631        638        630
                                 ---------------------- ---------------------
    Basic earnings per share,
     as adjusted                  $    0.43  $    0.44  $    0.70  $    0.47
                                 ---------------------- ---------------------
                                 ---------------------- ---------------------

    Diluted earnings per share:
      Net income, as adjusted           277        280        448        298
      Divided by: diluted
       weighted average number
       of shares outstanding            639        641        646        640
                                 ---------------------- ---------------------
    Diluted earnings per share,
     as adjusted                  $    0.43  $    0.44  $    0.69  $    0.47
    --------------------------------------------------- ---------------------

    SUPPLEMENTARY INFORMATION
    Rogers Communications Inc.

    Historical Quarterly Summary(1)

                              2007                       2006
    ------------------------------------- -----------------------------------
    (In millions of
     dollars, except
     per share amounts)    Q1       Q2       Q1       Q2       Q3       Q4
    ------------------------------------- -----------------------------------

    Income Statement
    Operating Revenue
      Wireless(2)       $ 1,231  $ 1,364  $ 1,005  $ 1,094  $ 1,224  $ 1,257
      Cable and Telecom     855      881      772      787      800      842
      Media                 266      348      240      334      319      317
      Corporate and
       eliminations         (54)     (66)     (33)     (36)     (38)     (46)
    ------------------------------------- -----------------------------------
                          2,298    2,527    1,984    2,179    2,305    2,370
    ------------------------------------- -----------------------------------

    Operating
     profit(3)(4)
      Wireless              578      614      405      486      561      517
      Cable and Telecom     224      108      212      233      214      231
      Media                  17      (43)      13       52       39       47
      Corporate and
       eliminations         (21)    (248)     (36)     (27)     (29)     (43)
    ------------------------------------- -----------------------------------
                            798      431      594      744      785      752
    Depreciation and
     amortization           400      398      386      395      408      395
    ------------------------------------- -----------------------------------
    Operating income        398       33      208      349      377      357
    Interest on long-
     term debt             (149)    (152)    (161)    (155)    (153)    (151)
    Other income
     (expense)                7      (24)       1       17        6      (17)
    Income tax reduction
     (expense)              (86)      87      (35)      68      (76)     (13)
    ------------------------------------- -----------------------------------
    Net income (loss)
     for the period     $   170  $   (56) $    13  $   279  $   154  $   176
    ------------------------------------- -----------------------------------
    ------------------------------------- -----------------------------------

    Net income (loss)
     per share:(5)
      Basic             $  0.27  $ (0.09) $  0.02  $  0.44  $  0.25  $  0.28
      Diluted           $  0.26  $ (0.09) $  0.02  $  0.44  $  0.24  $  0.27

    Additions to
     property, plant
     and equipment(3)   $   394  $   381  $   340  $   403  $   415  $   554
    ------------------------------------- -----------------------------------

                                       2005
    -------------------------------------------------------
    (In millions of
     dollars, except
     per share amounts)    Q1       Q2       Q3       Q4
    -------------------------------------------------------

    Income Statement
    Operating Revenue
      Wireless(2)       $   851  $   933  $ 1,026  $ 1,050
      Cable and Telecom     505      500      726      761
      Media                 219      293      285      300
      Corporate and
       eliminations         (17)     (25)     (33)     (40)
    -------------------------------------------------------
                          1,558    1,701    2,004    2,071
    -------------------------------------------------------

    Operating
     profit(3)(4)
      Wireless              298      364      383      292
      Cable and Telecom     181      172      195      217
      Media                  12       44       33       39
      Corporate and
       eliminations         (15)     (15)     (22)     (34)
    -------------------------------------------------------
                            476      565      589      514
    Depreciation and
     amortization           344      362      379      404
    -------------------------------------------------------
    Operating income        132      203      210      110
    Interest on long-
     term debt             (183)    (177)    (176)    (163)
    Other income
     (expense)                8       (3)      18      (22)
    Income tax reduction
     (expense)               (3)      (4)      (3)       8
    -------------------------------------------------------
    Net income (loss)
     for the period     $   (46) $    19  $    49  $   (67)
    -------------------------------------------------------
    -------------------------------------------------------

    Net income (loss)
     per share:(5)
      Basic             $ (0.09) $  0.04  $  0.08  $ (0.11)
      Diluted           $ (0.09) $  0.04  $  0.08  $ (0.11)

    Additions to
     property, plant
     and equipment(3)   $   260  $   345  $   319  $   431
    -------------------------------------------------------
    (1) Certain prior year numbers have been reclassified to conform to the current year presentation as described in Note 1 to the Unaudited
        Interim Consolidated Financial Statements.
    (2) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (3) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section.
    (4) The introduction of a cash settlement feature for employee stock options resulted in a one-time non-cash charge of $452 million in the second quarter of 2007. Excluding the impact of this expense, and excluding integration and restructuring costs, operating profit for the three months ended June 30, 2007 was $660 million at Wireless,
        $236 million at Cable and Telecom, $41 million at Media, and corporate expenses were $39 million.
    (5) Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company's Class A Voting and Class
        B Non-Voting shares on December 29, 2006.

    SUPPLEMENTARY INFORMATION
    Rogers Communications Inc. as Adjusted Quarterly Summary

    Historical Quarterly Summary(1)

                              2007                       2006
    ------------------------------------- -----------------------------------
    (In millions of
     dollars, except
     per share amounts)    Q1       Q2       Q1       Q2       Q3       Q4
    ------------------------------------- -----------------------------------

    Income Statement
    Operating Revenue
      Wireless(2)       $ 1,231  $ 1,364  $ 1,005  $ 1,094  $ 1,224  $ 1,257
      Cable and Telecom     855      881      772      787      800      842
      Media                 266      348      240      334      319      317
      Corporate and
       eliminations         (54)     (66)     (33)     (36)     (38)     (46)
    ------------------------------------- -----------------------------------
                          2,298    2,527    1,984    2,179    2,305    2,370
    ------------------------------------- -----------------------------------

    Operating profit(3)
      Wireless              578      660      408      487      563      520
      Cable and Telecom     225      236      215      234      216      234
      Media                  17       41       13       52       39       47
      Corporate and
       eliminations         (21)     (39)     (36)     (27)     (29)     (43)
    ------------------------------------- -----------------------------------
                            799      898      600      746      789      758
    Depreciation and
     amortization           400      398      386      395      408      395
    ------------------------------------- -----------------------------------
    Operating income        399      500      214      351      381      363
    Interest on long-
     term debt             (149)    (152)    (161)    (155)    (153)    (151)
    Other income
     (expense)                7       23        1       17        6      (17)
    Income tax reduction
     (expense)              (86)     (94)     (37)      67      (77)     (15)
    ------------------------------------- -----------------------------------
    Net income (loss)
     for the period     $   171  $   277  $    17  $   280  $   157  $   180
    ------------------------------------- -----------------------------------
    ------------------------------------- -----------------------------------

    Net income (loss)
     per share:(4)
      Basic             $  0.27  $  0.43  $  0.03  $  0.44  $  0.25  $  0.28
      Diluted           $  0.26  $  0.43  $  0.03  $  0.44  $  0.24  $  0.28

    Additions to
     property, plant
     and equipment(3)   $   394  $   381  $   340  $   403  $   415  $   554
    ------------------------------------- -----------------------------------

                                       2005
    -------------------------------------------------------
    (In millions of
     dollars, except
     per share amounts)    Q1       Q2       Q3       Q4
    -------------------------------------------------------

    Income Statement
    Operating Revenue
      Wireless(2)       $   851  $   933  $ 1,026  $ 1,050
      Cable and Telecom     505      500      726      761
      Media                 219      293      285      300
      Corporate and
       eliminations         (17)     (25)     (33)     (40)
    -------------------------------------------------------
                          1,558    1,701    2,004    2,071
    -------------------------------------------------------

    Operating profit(3)
      Wireless              302      376      395      317
      Cable and Telecom     181      172      197      220
      Media                  12       44       33       39
      Corporate and
       eliminations         (15)     (15)     (22)     (34)
    -------------------------------------------------------
                            480      577      603      542
    Depreciation and
     amortization           344      362      379      404
    -------------------------------------------------------
    Operating income        136      215      224      138
    Interest on long-
     term debt             (183)    (177)    (176)    (163)
    Other income
     (expense)                8       (3)      19      (12)
    Income tax reduction
     (expense)               (4)      (8)      (8)      (4)
    -------------------------------------------------------
    Net income (loss)
     for the period     $   (43) $    27  $    59  $   (41)
    -------------------------------------------------------
    -------------------------------------------------------

    Net income (loss)
     per share:(4)
      Basic             $ (0.08) $  0.05  $  0.10  $ (0.07)
      Diluted           $ (0.08) $  0.05  $  0.10  $ (0.07)

    Additions to
     property, plant
     and equipment(3)   $   260  $   345  $   319  $   431
    -------------------------------------------------------
    (1) This quarterly summary excludes the impact of the adoption of a cash settlement feature for employee stock options, integration and restructuring costs, losses on repayment of long term debt and the income tax impact related to the above items. Certain prior year numbers have been reclassified to conform to the current year presentation as described in Note 1 to the Unaudited Interim
        Consolidated Financial Statements.
    (2) Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled
        "Reclassification of Wireless Equipment Sales and Cost of Sales" in
        our 2006 Annual MD&A for further details.
    (3) As defined. See the "Key Performance Indicators and Non-GAAP
        Measures" section.
    (4) Prior period per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company's Class A Voting and Class
        B Non-Voting shares on December 29, 2006.

    Unaudited Interim Consolidated Financial Statements of

    Rogers Communications Inc.

    Three and six months ended June 30, 2007 and 2006

    Rogers Communications Inc.
    Unaudited Interim Consolidated Statements of Income
    (In millions of dollars, except per share amounts)

    -------------------------------------------------------------------------
                                   Three months ended     Six months ended
                                         June 30,              June 30,
                                     2007       2006       2007       2006
    -------------------------------------------------------------------------
                                             (Restated             (Restated
                                              - note 1)             - note 1)

    Operating revenue             $   2,527  $   2,179  $   4,825  $   4,163

    Operating expenses:
      Cost of sales                     250        208        468        440
      Sales and marketing               317        290        622        562
      Operating, general
       and administrative             1,062        935      2,038      1,815
      Stock option plan
       amendment (note 9)               452          -        452          -
      Integration and
       restructuring                     15          2         16          8
      Depreciation and
       amortization                     398        395        798        781
    -------------------------------------------------------------------------
    Operating income                     33        349        431        557
    Interest on long-term debt         (152)      (155)      (301)      (316)
    -------------------------------------------------------------------------
                                       (119)       194        130        241

    Foreign exchange gain                42         45         52         41
    Loss on repayment of
     long-term debt (note 6)            (47)         -        (47)         -
    Change in fair value of
     derivative instruments             (22)       (33)       (26)       (30)
    Other income                          3          5          4          7
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes                      (143)       211        113        259
    -------------------------------------------------------------------------
    Income tax expense (recovery):
      Current                             -         (2)         -          1
      Future                            (87)       (66)        (1)       (34)
      -----------------------------------------------------------------------
                                        (87)       (68)        (1)       (33)
    -------------------------------------------------------------------------
    Net income (loss) for
     the period                   $     (56) $     279  $     114  $     292
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net income (loss) per
     share (note 5):
      Basic                       $   (0.09) $    0.44  $    0.18  $    0.46
      Diluted                         (0.09)      0.44       0.18       0.46
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to unaudited interim consolidated financial statements.

    Rogers Communications Inc.
    Unaudited Interim Consolidated Balance Sheets
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                       June 30,  December 31,
                                                          2007          2006
    -------------------------------------------------------------------------
    Assets
    Current assets:
      Accounts receivable                            $   1,163     $   1,077
      Other current assets                                 360           270
      Future income tax assets                             571           387
      -----------------------------------------------------------------------
                                                         2,094         1,734

    Property, plant and equipment                        6,888         6,732
    Goodwill (note 3)                                    2,797         2,779
    Intangible assets (notes 3 and 4)                    2,083         2,152
    Investments                                            486           139
    Deferred charges                                        60           118
    Future income tax assets                               225           299
    Other long-term assets                                 173           152

    -------------------------------------------------------------------------
                                                     $  14,806     $  14,105
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
    Current liabilities:
      Bank advances, arising from
       outstanding cheques                           $      31     $      19
      Accounts payable and accrued liabilities           1,960         1,792
      Current portion of long-term debt (note 6)             1           451
      Current portion of derivative
       instruments (notes 1 and 7)                           -             7
      Unearned revenue                                     227           227
      -----------------------------------------------------------------------
                                                         2,219         2,496

    Long-term debt (note 6)                              6,651         6,537
    Derivative instruments (notes 1 and 7)               1,593           769
    Other long-term liabilities                            164           103
    -------------------------------------------------------------------------
                                                        10,627         9,905

    Shareholders' equity (note 9)                        4,179         4,200

    -------------------------------------------------------------------------
                                                     $  14,806     $  14,105
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Contingencies (note 11)
    Subsequent events (notes 3 and 6)

    See accompanying notes to unaudited interim consolidated financial statements.

    Rogers Communications Inc.
    Unaudited Interim Consolidated Statements of Deficit
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                          Six months ended
                                                               June 30,
                                                           2007       2006
    -------------------------------------------------------------------------

    Deficit, beginning of period:
      As previously reported                            $     (33) $    (606)
      Change in accounting policy related
       to financial instruments (note 1)                        3          -
    -------------------------------------------------------------------------
    As restated                                               (30)      (606)

    Net income for the period                                 114        292

    Dividends on Class A Voting shares and
     Class B Non-Voting shares                               (105)       (24)

    -------------------------------------------------------------------------
    Deficit, end of period                              $     (21) $    (338)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to unaudited interim consolidated financial statements.

    Rogers Communications Inc.
    Unaudited Interim Consolidated Statements of Comprehensive Income
    (In millions of dollars)

    -------------------------------------------------------------------------
                                                            Three        Six
                                                           months     months
                                                            ended      ended
                                                          June 30,   June 30,
                                                             2007       2007
    -------------------------------------------------------------------------

    Comprehensive income (note 1):
      Net income (loss) for the period                  $     (56) $     114
      Other comprehensive income, net of
       income taxes:
        Change in fair value of derivative
         instruments                                           37         70
        Increase in fair value of
         available-for-sale investments                        34        124
        ---------------------------------------------------------------------
                                                               71        194

    -------------------------------------------------------------------------
    Total comprehensive income                          $      15  $     308
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See accompanying notes to unaudited interim consolidated financial statements.

    Rogers Communications Inc.
    Unaudited Interim Consolidated Statements of Cash Flows
    (In millions of dollars)

    -------------------------------------------------------------------------
                                   Three months ended     Six months ended
                                         June 30,              June 30,
                                     2007       2006       2007       2006
    -------------------------------------------------------------------------
    Cash provided by (used in):

    Operating activities:
      Net income (loss) for
       the period                 $     (56) $     279  $     114  $     292
      Adjustments to reconcile
       net income (loss) for the
       period to cash flows from
       operating activities:
        Depreciation and
         amortization                   398        395        798        781
        Program rights and Rogers
         Retail rental depreciation      21         19         40         37
        Future income taxes             (87)       (66)        (1)       (34)
        Unrealized foreign
         exchange gain                  (38)       (37)       (46)       (36)
        Change in fair value of
         derivative instruments          22         33         26         30
        Loss on repayment of
         long-term debt                  47          -         47          -
        Stock option plan
         amendment                      452          -        452          -
        Stock-based compensation
         expense                         32         10         47         23
        Amortization of fair
         value increment on
         long-term debt                  (2)        (3)        (4)        (6)
        Other                            (3)         2         (4)         5
      -----------------------------------------------------------------------
                                        786        632      1,469      1,092
      Change in non-cash operating
       working capital items           (197)      (141)      (465)       (54)
      -----------------------------------------------------------------------
                                        589        491      1,004      1,038
    -------------------------------------------------------------------------

    Financing activities:
      Issuance of long-term debt      2,678        367      3,446        830
      Repayment of long-term debt    (2,595)      (444)    (3,292)      (979)
      Premium on repayment
       of long-term debt                (59)         -        (59)         -
      Financing costs incurred           (4)         -         (4)         -
      Payment on settlement of
       cross-currency interest
       rate exchange agreements
       and forward contracts           (873)       (10)      (873)       (10)
      Proceeds on settlement
       of cross-currency interest
       rate exchange agreements
       and forward contracts            838          -        838          -
      Issuance of capital
       stock on exercise of
       stock options                     11         27         25         40
      Dividends paid on Class A
       Voting and Class B
       Non-Voting shares                (26)         -        (51)       (23)
      -----------------------------------------------------------------------
                                        (30)       (60)        30       (142)
    -------------------------------------------------------------------------

    Investing activities:
      Additions to property,
       plant and equipment             (381)      (403)      (775)      (743)

      Change in non-cash working
       capital items related
       to property, plant and
       equipment                        (26)        11       (114)       (38)
      Acquisitions                      (86)         -       (129)         -
      Additions to program rights        (9)       (13)       (23)       (21)
      Other                             (11)       (39)        (5)       (45)
      -----------------------------------------------------------------------
                                       (513)      (444)    (1,046)      (847)
    -------------------------------------------------------------------------

    Increase (decrease) in cash
     and cash equivalents                46        (13)       (12)        49

    Cash deficiency, beginning
     of period                          (77)       (42)       (19)      (104)

    -------------------------------------------------------------------------
    Cash deficiency, end
     of period                    $     (31) $     (55) $     (31) $     (55)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplemental cash flow
     information:
      Income taxes paid
       (recovered)                $       -  $      (1) $       1  $       4
      Interest paid                     194        199        321        332

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The change in non-cash
     operating working capital
     items is as follows:
      Increase in accounts
       receivable                 $    (220) $    (108) $     (73) $     (26)
      Increase (decrease) in
       accounts payable and
       accrued liabilities               45        (19)      (276)        (4)
      Increase (decrease) in
       unearned revenue                 (23)        (4)         -         43
      Decrease (increase) in
       other assets                       1        (10)      (116)       (67)

    -------------------------------------------------------------------------
                                  $    (197) $    (141) $    (465) $     (54)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

    See accompanying notes to unaudited interim consolidated financial statements.

    Rogers Communications Inc.
    Notes to Unaudited Interim Consolidated Financial Statements
    (Tabular amounts in millions of dollars, except per share amounts)

    Three and six months ended June 30, 2007 and 2006

    1.  Basis of presentation and accounting policies:

        These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries
        (collectively "Rogers" or the "Company"). The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the
        Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles for annual financial statements. They should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2006
        (the "2006 financial statements"). The Company's operating results are subject to seasonal fluctuations that materially impact quarter-
        to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

        These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2006 financial statements except for the changes in segment reporting as described in note 2 and the adoption of new accounting policies described below.

        (a) Financial instruments:

            In 2005, The Canadian Institute of Chartered Accountants ("CICA")
            issued Handbook Section 3855, Financial Instruments - Recognition
            and Measurement, Handbook Section 1530, Comprehensive Income,
            Handbook Section 3251, Equity, and Handbook Section 3865, Hedges.
            The new standards are effective for the Company's interim and annual financial statements commencing January 1, 2007.

            A new statement entitled "Unaudited Interim Consolidated
            Statement of Comprehensive Income" was added to the Company's financial statements and includes net income as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholders' equity.

            Under these standards, all of the Company's financial assets are classified as available-for-sale or loans and receivables.
            Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, the Company determined that none of its financial assets are classified as held-for-trading or held-to-maturity and none of its financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007 was an
            adjustment of $213 million to bring the carrying value of
            available-for-sale investments to fair value, with a
            corresponding increase in opening accumulated other comprehensive income of $211 million, net of income taxes of $2 million. For the three and six months ended June 30, 2007, the impact of the classification provisions of the new standards was an increase in the carrying value of available-for-sale investments of
            $38 million and $129 million, respectively, with a corresponding increase in other comprehensive income of $34 million and
            $124 million, net of income taxes of $4 million and $5 million, respectively.

            All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the
            variability of cash flows relating to the hedged asset or
            liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $561 million. This also resulted in a decrease in opening accumulated other comprehensive income of $425 million, net of income taxes of $136 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 was a decrease in other comprehensive income of $338 million and $357 million, net of income taxes, respectively, and a decrease in net loss of
            $6 million and an increase in net income of $5 million,
            respectively, related to hedge ineffectiveness.

            In addition, during the three and six months ended June 30, 2007,
            $375 million and $427 million, respectively, representing the foreign exchange loss on the notional amounts of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statements of income. These amounts offset the foreign exchange gains recognized in the unaudited interim consolidated statements of income related to the carrying value of the U.S. dollar
            denominated debt.

            As a result of the application of these standards, the Company has separated the early repayment option on one of the Company's debt instruments and has recorded the fair value of $19 million related to this embedded derivative on the unaudited interim balance sheet on January 1, 2007, with a corresponding decrease in opening deficit of $13 million, net of income taxes of
            $6 million. The change in the fair value of this embedded
            derivative for the three and six months ended June 30, 2007 was not significant.

            The Company reviewed significant contracts entered into on or after January 1, 2003 and determined there are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at June 30, 2007.

            In addition, the unamortized deferred transitional gain of
            $54 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $37 million, net of income taxes of $17 million.

            Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. The Company had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $39 million, net of income taxes of $20 million, was charged to opening deficit on transition on January 1, 2007.

            In 2006, the CICA issued Handbook Section 3862, Financial
            Instruments - Disclosures, and Handbook Section 3863, Financial
            Instruments - Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards.

        (b) Restatement and reclassification of comparative figures:

            During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. The Company determined these transactions should be reflected as a reduction of equipment revenue and has reclassified prior year figures to reflect this accounting, resulting in a reduction of $57 million and $103 million,
            respectively, in both revenue and cost of sales in the three and six months ended June 30, 2006. As a result of this
            reclassification, there was no change to previously reported net income (loss), operating income, reported cash flows or the amounts recorded in the unaudited interim consolidated balance sheets.

            Applicable share and per share amounts have been retroactively adjusted to reflect a two-for-one split of the Company's Class A
            Voting and Class B Non-Voting shares in December 2006.

            Certain of the prior periods' comparative figures have been reclassified to conform to the current periods' presentation.

    2.  Segmented information:

        In late December 2006 and during the first quarter of 2007, certain real estate properties and related leases were transferred to Rogers
        Communications Inc. from its subsidiaries. This transfer of real estate is not anticipated to have a material impact on the future results of the operating segments.

        Effective January 2007, the Rogers Retail segment of the Company acquired the assets of approximately 170 Wireless retail locations.
        The results of operations of these stores are included in the Rogers
        Retail results of operations beginning January 1, 2007.

        In January 2007, the Company completed a previously announced internal reorganization whereby the Cable and Internet and Rogers
        Home Phone segments were combined into one segment known as Cable
        Operations. As a result, beginning in 2007, the Cable and Telecom operating segment is comprised of the following segments: Cable
        Operations, Rogers Business Solutions and Rogers Retail. Comparative
        figures have been reclassified to reflect this new segmented reporting.

        Beginning January 1, 2007, subsidiaries no longer pay management fees to Rogers Communications Inc.

        All of the Company's reportable segments are substantially in Canada.
        Information by reportable segment is as follows:

                                    Three months ended June 30, 2007
                      -------------------------------------------------------
                                                        Corporate
                                                        items and     Consol-
                                  Cable and                elimin-    idated
                        Wireless    Telecom      Media     ations     Totals
    -------------------------------------------------------------------------

    Operating revenue  $   1,364  $     881  $     348  $     (66) $   2,527
    Operating expenses:

      Cost of sales          173         45         40         (8)       250
      Sales and
       marketing             146        126         54         (9)       317
      Operating, general
       and
       administrative        385        474        213        (10)     1,062
      Stock option
       plan amendment         46        113         84        209        452
      Integration and
       restructuring           -         15          -          -         15
    -------------------------------------------------------------------------
                             614        108        (43)      (248)       431
    Management fees
     (recovery)                -          -          -          -          -
    Depreciation and
     amortization            144        182         13         59        398
    -------------------------------------------------------------------------
    Operating income
     (loss)                  470        (74)       (56)      (307)        33

    Interest:
      Long-term debt         (97)       (49)        (5)        (1)      (152)
      Intercompany             -        (14)         -         14          -
    Foreign exchange
     gain (loss)              37          4          1          -         42
    Loss on repayment
     of long-term debt       (60)         -          -         13        (47)
    Change in fair value
     of derivative
     instruments             (28)         6          -          -        (22)
    Other income
     (expense)                 -          1          -          2          3
    Income tax recovery
     (expense)              (110)        48         24        125         87
    -------------------------------------------------------------------------
    Net income (loss)
     for the period    $     212  $     (78) $     (36) $    (154) $     (56)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Additions to
     property, plant
     and equipment     $     174  $     184  $      11  $      12  $     381
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Stock-based
     compensation
     expense included in
     operating, general
     and administrative
     expenses          $       4  $       7  $       4  $      17  $      32
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Three months ended June 30, 2006
                      -------------------------------------------------------
                                                        Corporate
                                                        items and     Consol-
                                  Cable and                elimin-    idated
                        Wireless    Telecom      Media     ations     Totals
    -------------------------------------------------------------------------
                        (Restated
                        - note 1)

    Operating revenue  $   1,094  $     787  $     334  $     (36) $   2,179
    Operating expenses:
      Cost of sales          133         36         39          -        208
      Sales and
       marketing             138        102         50          -        290
      Operating, general
       and
       administrative        336        415        193         (9)       935
      Stock option
       plan amendment          -          -          -          -          -
      Integration and
       restructuring           1          1          -          -          2
    -------------------------------------------------------------------------
                             486        233         52        (27)       744
    Management fees
     (recovery)                3         16          4         (23)        -
    Depreciation and
     amortization            151        160         13          71       395
    -------------------------------------------------------------------------
    Operating income
     (loss)                  332         57         35         (75)      349
    Interest:
      Long-term debt         (99)       (54)        (4)          2      (155)
      Intercompany            40         (7)        (1)        (32)        -
    Foreign exchange
     gain (loss)              36          4          2           3        45
    Loss on repayment
     of long-term debt         -          -          -           -         -
    Change in fair value
     of derivative
     instruments             (33)         -          -           -       (33)
    Other income
     (expense)                 -         (1)         1           5         5
    Income tax recovery
     (expense)               (88)       461         84        (389)       68
    -------------------------------------------------------------------------
    Net income (loss)
     for the period    $     188  $     460  $     117  $     (486) $    279
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Additions to
     property, plant
     and equipment     $     207  $     162  $      16  $       18  $    403
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Stock-based
     compensation
     expense included in
     operating, general
     and administrative
     expenses          $       3  $       3  $       1  $        3  $     10
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Six months ended June 30, 2007
                       -------------------------------------------------------
                                                        Corporate
                                                        items and     Consol-
                                  Cable and                elimin-    idated
                        Wireless    Telecom      Media     ations     Totals
    -------------------------------------------------------------------------

    Operating revenue  $   2,595  $   1,736  $     614  $    (120) $   4,825
    Operating expenses:
      Cost of sales          317         87         86        (22)       468
      Sales and
       marketing             286        251        108        (23)       622
      Operating, general
       and
       administrative        754        937        362        (15)     2,038
      Stock option plan
       amendment              46        113         84        209        452
      Integration and
       restructuring           -         16          -          -         16
    -------------------------------------------------------------------------
                           1,192        332        (26)      (269)     1,229
    Management fees
     (recovery)                -          -          -          -          -
    Depreciation and
     amortization            294        359         25        120        798
    -------------------------------------------------------------------------
    Operating income
     (loss)                  898        (27)       (51)      (389)       431
    Interest:
      Long-term debt        (198)       (96)        (8)         1       (301)
      Intercompany             -        (28)         -         28          -
    Foreign exchange
     gain (loss)              46          5          2         (1)        52
    Loss on repayment
     of long-term debt       (60)         -          -         13        (47)
    Change in fair
     value of
     derivative
     instruments             (31)         5          -          -        (26)
    Other income
     (expense)                (1)         -          1          4          4
    Income tax recovery
     (expense)              (215)        50         21        145          1
    -------------------------------------------------------------------------
    Net income (loss)
     for the period    $     439  $     (91) $     (35) $    (199) $     114
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Additions to
     property, plant
     and equipment     $     406  $     335  $      18  $      16  $     775
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Stock-based
     compensation
     expense
     included in
     operating, general
     and administrative
     expenses          $       7  $      10  $       6  $      24  $      47
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Six months ended June 30, 2006
                      -------------------------------------------------------
                                                        Corporate
                                                        items and     Consol-
                                  Cable and                elimin-    idated
                        Wireless    Telecom      Media     ations     Totals
    -------------------------------------------------------------------------
                       (Restated
                       - note 1)

    Operating revenue  $   2,099  $   1,559  $     574  $     (69) $   4,163
    Operating expenses:
      Cost of sales          281         74         85          -        440
      Sales and
       marketing             266        196         98          2        562
      Operating, general
       and
       administrative        657        840        326         (8)     1,815
      Stock option plan
       amendment               -          -          -          -          -
      Integration and
       restructuring           4          4          -          -          8
    -------------------------------------------------------------------------
                             891        445         65        (63)     1,338
    Management fees
     (recovery)                6         31          8        (45)         -
    Depreciation and
     amortization            297        320         25        139        781
    -------------------------------------------------------------------------
    Operating income
     (loss)                  588         94         32       (157)       557

    Interest:
      Long-term debt        (201)      (113)        (7)         5       (316)
      Intercompany            79        (15)        (1)       (63)         -
    Foreign exchange
     gain (loss)              35          1          2          3         41
    Loss on repayment
     of long-term debt         -          -          -          -          -
    Change in fair
     value of
     derivative
     instruments             (30)         -          -           -       (30)
    Other income
     (expense)                 -         (1)         1           7         7
    Income tax recovery
     (expense)              (138)       460         82        (371)       33
    -------------------------------------------------------------------------
    Net income (loss)
     for the period    $     333  $     426  $     109  $     (576) $    292
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Additions to
     property, plant
     and equipment     $     322  $     274  $      25  $      122  $    743
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Stock-based
     compensation
     expense
     included in
     operating, general
     and administrative
     expenses          $       7  $       5  $       2  $        9  $     23
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        In addition, Cable and Telecom consists of the following reportable segments:

                                   Three months ended June 30, 2007
                      -------------------------------------------------------
                                                        Corporate
                                     Rogers             items and      Total
                           Cable   Business     Rogers     elimin- Cable and
                      Operations  Solutions     Retail     ations    Telecom
    -------------------------------------------------------------------------

    Operating revenue  $     646  $     146  $      93  $      (4) $     881

    Operating expenses:
      Cost of sales            -          -         45          -         45
      Sales and
       marketing              61         19         46          -        126
      Operating,
       general and
       administrative        349        123          6         (4)       474
      Stock option
       plan amendment        106          2          5          -        113
      Integration and
       restructuring           -          -          -         15         15

    -------------------------------------------------------------------------
                       $     130  $       2  $      (9) $     (15) $     108
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant
     and equipment     $     163  $      17  $       4  $       -  $     184

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                  Three months ended June 30, 2006
                      -------------------------------------------------------
                                                        Corporate
                                     Rogers             items and      Total
                           Cable   Business     Rogers     elimin- Cable and
                      Operations  Solutions     Retail     ations    Telecom
    -------------------------------------------------------------------------

    Operating revenue  $     572  $     144  $      72  $      (1) $     787

    Operating expenses:
      Cost of sales            -          -         36          -         36
      Sales and
       marketing              54         18         30          -        102
      Operating,
       general and
       administrative        304        108          4         (1)       415
      Stock option
       plan amendment          -          -          -          -          -
      Integration and
       restructuring           -          -          -          1          1

    -------------------------------------------------------------------------
                       $     214  $      18  $       2  $      (1) $     233
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant
     and equipment      $     145  $     16  $       1  $       -  $     162

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Six months ended June 30, 2007
                      -------------------------------------------------------
                                                        Corporate
                                     Rogers             items and      Total
                           Cable   Business     Rogers     elimin- Cable and
                      Operations  Solutions     Retail     ations    Telecom
    -------------------------------------------------------------------------

    Operating revenue  $   1,266  $     291  $     184  $      (5) $   1,736

    Operating expenses:
      Cost of sales            -          -         87          -         87
      Sales and
       marketing             122         40         89          -        251
      Operating,
       general and
       administrative        677        254         11         (5)       937
      Stock option plan
       amendment             106          2          5          -        113
      Integration and
      restructuring            -          -          -         16         16

    -------------------------------------------------------------------------
                       $     361  $      (5) $      (8) $     (16) $     332
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant
     and equipment     $     288  $      40  $       7  $       -  $     335

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Six months ended June 30, 2006
                      -------------------------------------------------------
                                                        Corporate
                                     Rogers             items and      Total
                           Cable   Business     Rogers     elimin- Cable and
                      Operations  Solutions     Retail     ations    Telecom
    -------------------------------------------------------------------------

    Operating revenue  $   1,115  $     293  $     153  $      (2) $   1,559

    Operating expenses:
      Cost of sales            -          -         74          -         74
      Sales and
       marketing             101         34         61          -        196
      Operating,
       general and
       administrative        599        228         15         (2)       840
      Stock option plan
       amendment               -          -          -          -          -
      Integration and
      restructuring            -          -          -          4          4

    -------------------------------------------------------------------------
                       $     415  $      31  $       3  $      (4) $     445
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Additions to
     property, plant
     and equipment     $     248  $      24  $       2  $       -  $     274

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    3.  Business combinations:

        Acquisition of Futureway Communications Inc.:

        On June 22, 2007, the Company acquired the remaining 80% of the common shares that it did not already own and the outstanding stock options of Futureway Communications Inc. ("Futureway") for cash consideration of $38 million. In addition, the Company contributed
        $48 million to Futureway to simultaneously pay down obligations under capital leases, advances from affiliated companies and to terminate a services agreement. The total cash outlay for the acquisition was
        $86 million. Futureway is a facilities based provider of
        telecommunications and high-speed Internet service operating in and around the Greater Toronto Area. At the same time, Rogers Cable
        Communications Inc. entered into a marketing agreement with the former controlling shareholder of Futureway which entitles the
        Company to preferred marketing arrangements in certain new residential housing developments in the Greater Toronto Area. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 22, 2007. There was no significant impact on the
        Company's income statement for the three months ended June 30, 2007.
        The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

        The estimated fair values of the assets acquired and liabilities assumed in the Futureway acquisition are as follows:

        ---------------------------------------------------------------------

        Current assets                                             $       5
        Property, plant and equipment                                     18
        Intangible assets, including marketing agreement                  42
        Future income tax assets                                          24
        Current liabilities                                               (3)
        Other liabilities                                                (48)

        ---------------------------------------------------------------------
                                                                   $      38
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Other acquisitions:

        On January 1, 2007, the Company acquired five Alberta radio stations for cash consideration of $43 million including acquisition costs.
        The stations are located in Edmonton, Fort McMurray and Grande
        Prairie, Alberta. The acquisition was accounted for using the purchase method with $11 million allocated to broadcast licences acquired and $18 million allocated to goodwill within the Media reporting segment. The purchase price allocation is preliminary pending finalization of valuations of the net identifiable assets acquired.

        On June 11, 2007, the Company announced an agreement to acquire five Citytv conventional television stations from CTVglobemedia Inc.
        ("CTV"). The acquisition is subject to Canadian Radio-television and
        Telecommunications Commission ("CRTC") and Competition Bureau
        approval, and is also subject to the satisfaction of the other conditions of approval for CTV's acquisition of effective control of
        CHUM Limited pursuant to the CRTC's June 8, 2007 decision. This transaction, valued at approximately $375 million, is expected to close late in 2007. In order to gain approval from the CRTC, the
        Company has offered to sell its OMNI TV stations located in Vancouver and Winnipeg. This agreement replaces a previously announced agreement pursuant to which CTV had agreed to sell the A-Channel stations and certain specialty channels to the Company.

        On July 6, 2007, the Company announced an agreement to acquire
        Vancouver multicultural television station Channel M from Multivan
        Broadcast Corporation. This transaction is subject to CRTC approval and is expected to close late in 2007 or early 2008.

    4.  Investment in joint ventures:

        On March 26, 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to a 50% owned joint venture for non-cash consideration of $58 million. Accordingly, the carrying value of spectrum licences has been reduced by
        $5 million. A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-
        related venturer's interest in the spectrum licences contributed by the Company, was recorded on contribution of these spectrum licences.
        This deferred gain is recorded in other long term liabilities and is being amortized to income over seven years. In addition to a cash contribution of $8 million, the other venturer also contributed its
        2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture. The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

    5.  Net income (loss) per share:

        ---------------------------------------------------------------------
                                    Three months ended     Six months ended
                                          June 30,              June 30,
                                      2007       2006       2007       2006
        ---------------------------------------------------------------------

        Numerator:
          Net income (loss) for
           the period, basic and
           diluted                $     (56) $     279  $     114  $     292

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Denominator (in millions):
          Weighted average number
           of shares outstanding -
            basic                       639        631        638        630
          Effect of dilutive
           securities:
          Employee stock options          -         10          8         10

        ---------------------------------------------------------------------
        Weighted average number
         of shares outstanding -
         diluted                        639        641        646        640
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Net income (loss) per
         share:
          Basic                   $   (0.09) $    0.44  $    0.18  $    0.46
          Diluted                     (0.09)      0.44       0.18       0.46

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        There are 7 million options that are anti-dilutive and, therefore, excluded from the calculation of diluted net income (loss) per share for the three months ended June 30, 2007 (2006 - nil).

    6.  Long-term debt:

        ---------------------------------------------------------------------
                              Due  Principal  Interest    June 30,  December
                             date     amount      rate       2007   31, 2006
        ---------------------------------------------------------------------

        Corporate:
          Bank credit facility                Floating  $   1,540  $       -
        ---------------------------------------------------------------------

        Wireless:
          Floating Rate
           Senior Notes      2010  $U.S. 550  Floating          -        641
          Senior Notes       2011   U.S. 490    9.625%        521        571
          Senior Notes       2011        460    7.625%        460        460
          Senior Notes       2012   U.S. 470     7.25%        500        548
          Senior Notes       2014   U.S. 750    6.375%        797        874
          Senior Notes       2015   U.S. 550     7.50%        585        641
          Senior Debentures  2016   U.S. 155     9.75%          -        181
          Senior Subordinated
           Notes             2012   U.S. 400     8.00%        425        466
          Fair value
           increment arising
           from purchase
           accounting                                          20         36
        ---------------------------------------------------------------------
                                                            3,308      4,418
        ---------------------------------------------------------------------

        Cable:
          Senior Notes      2007        450     7.60%          -        450
          Senior Notes      2011        175     7.25%        175        175
          Senior Notes      2012   U.S. 350    7.875%        372        408
          Senior Notes      2013   U.S. 350     6.25%        372        408
          Senior Notes      2014   U.S. 350     5.50%        372        408
          Senior Notes      2015   U.S. 280     6.75%        298        326
          Senior Debentures 2032   U.S. 200     8.75%        213        233
        ---------------------------------------------------------------------
                                                            1,802      2,408
        ---------------------------------------------------------------------

        Media:
          Bank credit facility                Floating          -        160
        ---------------------------------------------------------------------

        Capital leases and other               Various          2          2
        ---------------------------------------------------------------------
                                                            6,652      6,988

        Less current portion                                    1        451

        ---------------------------------------------------------------------
                                                        $   6,651  $   6,537
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        On February 6, 2007, the Company repaid at maturity, the aggregate principal amount outstanding of Cable's $450 million 7.60% Senior
        Notes.

        On May 3, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $550 million ($609 million) Floating
        Rate Senior Notes due 2010 at a redemption premium of 2%, or
        $12 million.

        On June 21, 2007, the Company redeemed the aggregate principal amount outstanding of Wireless' U.S. $155 million ($166 million) 9.75%
        Senior Debentures due 2016 at a redemption premium of 28.416%, or
        $47 million.

        In conjunction with these redemptions, the Company incurred a net cash outlay of $35 million on settlement of cross-currency interest rate exchange agreements and forward contracts.

        The Company incurred a net loss on repayment of long-term debt aggregating $47 million, including aggregate redemption premiums of
        $59 million (U.S. $55 million) offset by a write-down of a previously recorded fair value increment of $12 million.

        On June 29, 2007, the $1 billion Cable bank credit facility, the
        $700 million Wireless bank credit facility and the $600 million Media bank credit facility were cancelled and the Company entered into a new unsecured $2.4 billion bank credit facility. At June 30, 2007, the Company had borrowed $1.54 billion under this new bank credit facility, the proceeds of which were used to repay and cancel each of the Cable, Wireless and Media bank credit facilities.

        The new bank credit facility provides the Company with up to
        $2.4 billion from a consortium of Canadian financial institutions.
        The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013 and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.50% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers' acceptance rate or
        LIBOR. The Company's bank credit facility is unsecured and ranks pari passu with the Company's senior public debt and cross-currency interest rate exchange agreements. The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

        On July 1, 2007, the Company completed an intracompany amalgamation of Rogers Communications Inc. and certain of its wholly owned subsidiaries, including Rogers Cable Inc. and Rogers Wireless Inc.
        The amalgamated entity continues as Rogers Communications Inc. and
        Rogers Cable Inc. and Rogers Wireless Inc. are no longer separate corporate entities and have ceased to be reporting issuers. This intracompany amalgamation does not impact the consolidated results previously reported by the Company. In addition, the operating subsidiaries of Rogers Cable Inc. and Rogers Wireless Inc. are not
        part of and are not impacted by the amalgamation.

        As a result of the amalgamation, on July 1, 2007, Rogers
        Communications Inc. assumed all of the rights and obligations under all of the outstanding Rogers Cable Inc. and Rogers Wireless Inc.
        public debt indentures and cross-currency interest rate exchange agreements. As part of the amalgamation process, on June 29, 2007,
        Rogers Cable Inc. and Rogers Wireless Inc. released all security provided by bonds issued under the Rogers Cable Inc. deed of trust and the Rogers Wireless Inc. deed of trust for all of the then outstanding Rogers Cable Inc. and Rogers Wireless Inc. senior public debt and cross-currency interest rate exchange agreements. As a result, none of the senior public debt or cross-currency interest rate exchange agreements remain secured by such bonds effective as of
        June 29, 2007.

        As a result of these actions, the outstanding public debt and cross-
        currency interest rate exchange agreements and the new $2.4 billion bank credit facility now reside at Rogers Communications Inc. on an unsecured basis. The Rogers Communications Inc. public debt originally issued by Rogers Cable Inc. has Rogers Cable
        Communications Inc. ("RCCI"), a wholly owned subsidiary of Rogers
        Cable Inc., as a co-obligor and Rogers Wireless Partnership ("RWP"), a wholly owned subsidiary of Rogers Wireless Inc., as an unsecured guarantor while the Rogers Communications Inc. public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the new bank credit facility and the cross currency interest rate exchange agreements. Accordingly, Rogers Communications
        Inc.'s bank debt, senior public debt and cross-currency interest rate exchange agreements now rank pari passu on an unsecured basis. The
        Company's subordinated public debt remains subordinated to its senior debt.

    7.  Derivative instruments:

        The estimated fair value of the derivative instruments at June 30,
        2007 is comprised of the following components:

        ---------------------------------------------------------------------

        Foreign exchange                                           $   1,302
        Interest rate                                                    291

        ---------------------------------------------------------------------
                                                                   $   1,593
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  Pensions:

        During the three and six months ended June 30, 2007, the Company recorded pension expense in the amount of $10 million and
        $16 million, respectively (2006 - $8 million and $17 million, respectively). In addition, the expense related to unfunded supplemental executive retirement plans for the three and six months ended June 30, 2007 was approximately $1 million (2006 - $1 million and $2 million, respectively).

    9.  Shareholders' equity:

        For the six months ended June 30, 2007:

        ---------------------------------------------------------------------
                                      Class A Voting      Class B Non-Voting
                                          shares                shares
                                                Number                Number
                                     Amount  of shares     Amount  of shares
        ---------------------------------------------------------------------
                                                 (000s)                (000s)

        Balances, beginning
         of period:
          As previously reported  $      72    112,468  $     425    523,232
          Change in accounting
           policy related to
           financial instruments
           (note 1)                       -          -          -          -
        ---------------------------------------------------------------------
          As restated                    72    112,468        425    523,232

        Net income for the period         -          -          -          -
        Class A Voting shares
         converted to Class B
         Non-Voting shares                -         (6)         -          6
        Stock option plan
         amendment                        -          -          -          -
        Shares issued on exercise
         of stock options                 -          -         34      3,494
        Stock-based compensation          -          -          -          -
        Dividends declared                -          -          -          -
        Other comprehensive
         income                           -          -          -          -

        ---------------------------------------------------------------------
        Balances, end of period   $      72    112,462  $     459    526,732
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
                                                           Accumu-
                                                            lated
                                                            other
                                                           compre-     Total
                                                          hensive      share-
                                Contributed                income    holders'
                                    surplus    Deficit      (loss)    equity
        ---------------------------------------------------------------------

        Balances, beginning
         of period:
          As previously reported  $   3,736  $     (33) $       -  $   4,200
          Change in accounting
           policy related to
           financial instruments
           (note 1)                       -          3       (214)      (211)
        ---------------------------------------------------------------------
          As restated                 3,736        (30)      (214)     3,989

        Net income for the period         -        114          -        114
        Class A Voting shares
         converted to Class B
         Non-Voting shares                -          -          -          -
        Stock option plan
         amendment                      (50)         -          -        (50)

        Shares issued on exercise
         of stock options                (9)         -          -         25
        Stock-based compensation         12          -          -         12
        Dividends declared                -       (105)         -       (105)
        Other comprehensive
         income                           -          -        194        194

        ---------------------------------------------------------------------
        Balances, end of period   $   3,689  $     (21) $     (20) $   4,179
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        On May 28, 2007, the Board approved an increase in the annual dividend from $0.16 to $0.50 per Class A Voting and Class B Non-
        Voting share. At the same time, the Board declared the first quarterly dividend at the increased rate of $0.125 per share to be paid on July 3, 2007 to the shareholders of record on June 14, 2007.

        On May 28, 2007, the Company's 1994 Stock Option Plan, 1996 Stock
        Option Plan and 2000 Stock Option Plan were amended to allow for cash settled share appreciation rights ("SARs") to be attached to all new and previously granted options. The SAR feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non Voting shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked to market each period. The intrinsic value is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter. Previously, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant. Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which is usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter. The impact of the reclassification of the stock options at
        May 28, 2007 was an increase in liabilities of $502 million, a decrease in contributed surplus of $50 million and a one-time non-
        cash charge of $452 million. In addition, a future tax recovery of
        $160 million was recorded on May 28, 2007.

        During the three and six months ended June 30, 2007, the Company recorded stock-based compensation expense of $32 million and
        $47 million, respectively (2006 - $10 million and $23 million, respectively), related to stock option grants to employees; an amendment to the option plans in the first quarter of 2006;
        performance option grants to certain key employees; restricted share unit grants to employees; and deferred share unit grants to directors and executives. These amounts are exclusive of the charge upon adoption of the SAR feature on May 28, 2007.

        During the three and six months ended June 30, 2007, the Company granted 67,550 and 1,863,348 stock options to employees, respectively
        (2006 44,280 and 2,026,900, respectively), including stock options and performance options.

        The weighted average estimated fair value at the date of the grant for stock options granted prior to May 28, 2007 during the three and six months ended June 30, 2007 was $13.62 (2006 - $9.09 and $8.82, respectively), per share.

        The weighted average exercise price of stock options granted during the three and six months ended June 30, 2007 was $45.57 and $39.11, respectively (2006 - $23.40 and $22.67, respectively), per share.

        The fair values of options granted or amended prior to May 28, 2007 were based on the following assumptions:

        ---------------------------------------------------------------------
                      Three months ended                  Six months ended
                            June 30,                          June 30,
                     2007             2006             2007             2006
        ---------------------------------------------------------------------

        Risk-free
         interest
         rate           -    4.23% - 4.47%    3.92% - 4.00%    4.05% - 4.47%
        Dividend
         yield          -    0.31% - 0.33%    0.42% - 0.43%    0.31% - 0.33%
        Volatility
         factor of
         the future
         expected
         market
         prices of
         Class B
         Non-Voting
         shares         -  36.08% - 36.71%  34.47% - 36.55%  36.08% - 42.30%
        Weighted
         average
         expected
         life of the                              4.7 years        4.9 years
         options        -        4.9 years      - 6.0 years      - 5.6 years

        ---------------------------------------------------------------------

        During the three and six months ended June 30, 2007, 7,500 and
        192,150 restricted share units were issued to employees of the
        Company, respectively (2006 - 4,000 and 397,164, respectively). As at
        June 30, 2007, 1,119,358 (December 31, 2006 - 1,037,668) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

        All prior period numbers of options, restricted share units and directors' deferred share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect the two-for-one stock split in December 2006.

    10. Related party transactions:

        The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or its subsidiary companies. During the three and six months ended June 30, 2007 and 2006, total amounts paid by the
        Company to these related parties are as follows:

        ---------------------------------------------------------------------
                                   Three months ended     Six months ended
                                         June 30,              June 30,
                                     2007       2006       2007       2006
        ---------------------------------------------------------------------

        Legal services and
         commissions paid on
         premiums for
         insurance coverage       $       1  $       1  $       1  $       2

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Fees charged to the Company's controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit
        Committee. For the three and six months ended June 30, 2007 and 2006, the fees charged to the Company's controlling shareholder for personal use of the aircraft and other administrative services were approximately $0.5 million.

        These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

    11. Contingencies:

        In August 2004, a proceeding under the Class Actions Act
        (Saskatchewan) was brought against providers of wireless
        communications in Canada. Since that time, similar proposed class actions have also been commenced in Newfoundland and Labrador, New
        Brunswick, Nova Scotia, Quebec, Ontario, Manitoba, Alberta and
        British Columbia. The proceeding involves allegations by wireless customers of, among other things, breach of contract,
        misrepresentation, false advertising and unjust enrichment with respect to the system access fee charged by Wireless to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. Wireless believes it has a good defence to the allegations. The plaintiffs have applied for an order certifying a national class action in
        Saskatchewan. In July 2006, the Saskatchewan Court denied the plaintiffs' application to have the proceeding certified as a class action. However, the Court granted leave to the plaintiffs to renew their application in order to address the requirements of the
        Saskatchewan Class Actions Act. The plaintiffs' application to address these requirements was heard by the Court in June 2007. The
        Court reserved and no decision has been released. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

        In December 2004, Wireless was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to its system access fee. In July 2007, the Company was advised by the Competition Bureau that the enquiry has been discontinued.

        In 2000, the Company received a $241 million payment (the
        "Termination Payment") from Le Group Videotron Lte ("Videotron") in respect of the termination of a merger agreement between the Company and Videotron. The Canada Revenue Agency ("CRA") disagreed with the
        Company's tax filing position in respect of the Termination Payment and, in May 2006, issued a Notice of Reassessment. While the Company did not agree with the CRA position and filed a Notice of Objection to the Notice of Reassessment, the Company recorded a future income tax charge of $25 million in 2006 based on the expected resolution of this issue. During the three months ended June 30, 2007, the Company was advised that the CRA has decided to allow the Notice of

        Objection, resulting in a return to the Company's original tax filing position. As a result, a future income tax recovery of $25 million was recorded during the three months ended June 30, 2007 to reverse the charge recorded by the Company in 2006.

    >>

    Caution Regarding Forward-Looking Statements, Risks and Assumptions

    This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as "could", "expect", "may", "anticipate",
"assume", "believe", "intend", "estimate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. These forward-
looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-
looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.
    Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.
    We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control.
Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
    Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the section of this MD&A entitled "Updates to Risks and Uncertainties,"
and also the sections entitled "Risks and Uncertainties Affecting our
Businesses" and "Government Regulation and Regulatory Developments" in our
2006 Annual MD&A.

    Additional Information

    Additional information relating to us, including our Annual Information

Form, and discussions of our most recent quarterly results, may be found on
SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

    About the Company

    We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through
Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications ("GSM") based network. Through
Cable and Telecom we are one of Canada's largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange
("TSX") (RCI.A and RCI.B), and on the New York Stock Exchange ("NYSE") (RCI).
    For further information about the Rogers group of companies, please visit
www.rogers.com.

    Quarterly Investment Community Conference Call

    As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 12:00 p.m. ET today,
July 31, 2007. A rebroadcast of this call will be available on the Webcast
Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

    %CIK: 0000733099

    /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Corporate and Media - Jan Innes,
(416) 935-3525, jan.innes(at)rci.rogers.com; Wireless, Cable and Telecom - Taanta
Gupta, (416) 935-4727, taanta.gupta(at)rci.rogers.com/
    (RCI RCI.A. RCI.B.)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.;
     Rogers Media Inc.

CNW 09:35e 31-JUL-07